WESTPORT FUEL SYSTEMS INC.
MANAGEMENT INFORMATION CIRCULAR
Annual General Meeting of Shareholders
June 28, 2017

Effective Date: May 8, 2017

Table of Contents

List of Figures

Chief Executive Officer Total Compensation	27
Named Executive Officer Total Compensation	27
Performance Graph	32
Performance of Participants in the Natural Gas Vehicle Industry	33
List of Tables

Board Meeting and Audit Committee Attendance	16
Committee Composition	19
Committee Meeting Frequency	19
Compensation Plans Using Common Shares	34
Director Awards: Vested/Earned Values	17
Director Compensation Summary	17
Management Incentive Plan Share-Based Awards	30
NEO Attained Pay Versus Granted Pay	28
NEO Summary Compensation	29
NEO Incentive Plan Awards: Value Vested/Earned	30
Performance Table	33
Termination of Employment Following Change in Control	32
Termination of Employment Without Cause	32

2 | WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Shareholders

Notice of Annual General Meeting of Shareholders
To be held on Wednesday, June 28, 2017
To the Shareholders of Westport Fuel Systems Inc.
Notice is hereby given that the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Fuel Systems Inc. ("Westport Fuel Systems") or ("the Corporation") will be held at 100 Hollinger Crescent, Kitchener, Ontario, on Wednesday, June 28, 2017 at 9:00 a.m. (Eastern time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited consolidated financial statements of Westport Fuel Systems for the year ended December 31, 2016, together with the auditors' report on those statements;

2.	the election of directors of Westport Fuel Systems for the next year;

3.	the appointment of auditors for Westport Fuel Systems for the next year and the authorization of the directors to fix their remuneration; and

4.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments of the Meeting.
Shareholders are referred to the accompanying management information circular dated May 8, 2017 (the "Circular") for more detailed information with respect to the matters to be considered at the Meeting.
Individuals, corporations or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada ("Computershare") May 8, 2017 ("Registered Shareholders") may attend the Meeting in person and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on May 8, 2017 ("Beneficial Shareholders") who wish to attend the Meeting and vote should enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker's agent) and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or the broker's agent), well in advance of the Meeting. Registered and Beneficial Shareholders who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy. A person appointed as proxyholder does not need to be a Shareholder of Westport Fuel Systems. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying instrument of proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.
For Registered Shareholders, the Proxy, or other appropriate form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered Shareholders may also vote by telephone or over the internet as described in the accompanying Proxy. For Beneficial Shareholders, the instrument of proxy provided by your broker (or the broker's agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can call Broadridge's toll-free telephone line to vote or access Broadridge's dedicated voting website at www.proxyvote.com.
Only persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on May 8, 2017, are entitled to receive notice of the Meeting.
Dated as of the 8th day of May, 2017.
By the order of the Board of Directors
Ashoka Achuthan
Chief Financial Officer

WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR | 3

Section 1: Voting

Section 1:                 Voting
Solicitation of Proxies
This management information circular (the "Circular") is furnished in connection with the solicitation by the management of Westport Fuel Systems Inc. ("Westport Fuel Systems" or the "Corporation") of proxies to be used at the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Fuel Systems. This Meeting is to be held at 100 Hollinger Crescent, Kitchener, Ontario, on Wednesday, June 28, 2017 at 9:00 a.m. (Eastern time) for the purposes set forth in the accompanying notice of meeting (the "Notice"). Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile or oral communication by the directors, officers, or regular employees of Westport Fuel Systems, at no additional compensation to them.
The costs of the solicitation of proxies will be borne by Westport Fuel Systems.
Appointment of Proxyholders and Revocation of Proxies
An instrument of proxy (the "Proxy") accompanies this Circular. The persons named in the Proxy are an officer of Westport Fuel Systems and Westport Fuel Systems external legal counsel, who is expected to act as secretary for purposes of the Meeting. A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her or it at the Meeting. To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his/her/its appointee in the blank space provided. Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his or her own choosing ("Alternative Form of Proxy"). The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: (1-866-249-7775 toll free North America), or 1-416-263-9524 (international)) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.
A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his or her duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation.

The document must be deposited either:

i.
at the registered office of Westport Fuel Systems (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the Proxy or Alternative Form of Proxy is to be used; or

ii.	with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting.
In addition, a Proxy or Alternative Form of Proxy may be revoked:

i.
by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or

ii.	in any other manner permitted by law.
Exercise of Discretion by Proxyholders
The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder appointing them. In the absence of such specification, the proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; [and] (ii) the appointment of auditors, at such remuneration as may be determined by the board of directors of Westport Fuels Systems (the "Board of Directors" or the "Board"), as set forth in this Circular. The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of Westport Fuel Systems knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.
Signing of Proxy
A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity (following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport Fuel Systems or Computershare).

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Section 1: Voting | Communication Process for Proxy-related Materials

Communication Process for Proxy-Related Materials
Westport Fuel Systems uses the notice-and-access process as its method of communication with beneficial Shareholders for shareholder voting and proxy-related materials.
Notwithstanding the notice-and-access process, the Business Corporations Act (Alberta) ("ABCA") requires Westport Fuel Systems to deliver a written copy of the annual financial statements to registered Shareholders unless such registered Shareholders provide Westport Fuel Systems with written consent to electronic delivery.
Broadridge Financial Solutions, Inc. ("Broadridge") is the approved intermediary for mailing proxy-related materials to beneficial Shareholders (both objecting and non-objecting). Computershare, Westport Fuel Systems transfer agent, is the approved intermediary for mailing proxy related materials to registered Shareholders.
The notice-and-access method is consistent with the Corporation's sustainability objectives to reduce environmental impact and allows Westport Fuel Systems to significantly reduce costs associated with printing and mail delivery.
Voting of Common Shares
General
As at May 8, 2017, there were 110,319,105 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders. Only persons registered as Shareholders on the share register maintained by Computershare ("Registered Shareholders") as of the close of business on May 8, 2017 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Shareholders who do not hold Common Shares in their own name on the share register maintained by Computershare ("Beneficial Shareholders") are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise their voting rights. Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than ten days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his/her/its name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.

Advice to Beneficial Holders     of Common Shares
The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the share register maintained by Computershare as the registered holders of Common Shares as of the Record Date can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the share register maintained by Computershare. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.
Applicable regulatory policies require brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by his/her/its broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.

WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR | 5

Section 1: Voting | Voting of Common Shares

A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the voting instruction form provided by Broadridge) well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or broker's agent) well in advance of the Meeting.
Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs"). Subject to the provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.
These proxy-related materials are being sent to Registered Shareholders and, through use of the notice-and-access process, Beneficial Shareholders. Beneficial Shareholders will receive these proxy-related materials through the use of the notice-and-access process (see "Communication Process for Proxy-Related Materials").
The Corporation's OBOs can expect to receive their materials related to the Meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents as set out above.
Principal Holders of         Common Shares
To the knowledge of the directions and the executive officers of Westport Fuel Systems, as at May 8, 2017, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, KGD 2012 Trust, MMD 2012 Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendants Trust (collectively, the "Douglas

Group"), beneficially owns, or controls or directs, directly or indirectly, 16,765,210 common shares, representing approximately 15.2% of the issued and outstanding Common Shares.
To the knowledge of the directors and executive officers of Westport Fuel Systems, as of the effective date of this Circular, there are no other persons who beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.
Matters to Be Acted upon

1.	Receipt of 2016 Financial Statements
Westport Fuel Systems financial statements for the fiscal year ended December 31, 2016, have been forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with requirements of the ABCA being met with advance circulation of such financial statements. If any Shareholders have questions respecting such financial statements, questions may be brought forward at the Meeting.

2.	Election of Directors
In 2016, Westport Fuel Systems elected nine directors. The Board of Directors has fixed the number of directors to be nominated at the Meeting at eight. Each director will be elected individually and not as a slate. All of the current nominees, with the exception of Ms. Gougarty and Mr. Mackie were elected as directors by the Shareholders at the annual general and special meeting of Shareholders on June 28, 2016. Ms. Gougarty joined the Board of Directors effective July 22, 2016 and Mr. Mackie joined the board of Directors effective September 26, 2016. Mr. Yu is a nominee of Cartesian Capital Group ("Cartesian") who has been nominated as a director pursuant to an Investment Agreement between Westport and Cartesian dated January 11, 2016, as amended. Mr. Nunn is a nominee of Mr. Kevin Douglas pursuant to the terms of a nomination agreement between Westport Fuel Systems and certain entities affiliated with Mr. Douglas dated March 17, 2016. All of the proposed nominees are currently directors of the Corporation and have agreed to serve as directors if elected. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly appointed, unless his or her office is vacated earlier in accordance with the by-laws of Westport Fuel Systems or applicable law. While Mr. Baker has agreed to serve as a director if elected, Mr. Baker has indicated his intention to retire from the Board of Directors when a suitable replacement has been identified, as further described under the heading "Nominees for Election to the Board" in Section 2 of this Circular.
Unless otherwise directed, the persons named in the Proxy intend to vote in favor of the election, as directors of Westport Fuel Systems

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Section 1: Voting | Matters to be Acted Upon

of the nominees whose names are set forth in this Circular in Section 2: Board of Directors.
MAJORITY VOTING POLICY
The Board of Directors has adopted a majority voting policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall immediately submit his or her resignation to the Chairman of the Board of Directors who will provide notice of such resignation to the Nominating and Corporate Governance ("NCG") Committee of the Board of Directors for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The NCG Committee shall consider the resignation and shall provide a recommendation with respect to such resignation to the Board of Directors. The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued by Westport Fuel Systems announcing the Board of Director's determination. It is expected that the Board will only determine not to accept the offer of resignation in exceptional circumstances or where the acceptance of such resignation would be reasonably expected to have a material detrimental effect on the Corporation. A director who tenders his or her resignation will not participate in any meetings of the Board of Directors to consider whether the resignation shall be accepted.
Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

3.	Appointment of Auditors
KPMG LLP was nominated and subsequently elected and appointed as the auditor of the Corporation effective September 30, 2015.
Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that KPMG LLP be nominated for appointment as independent auditor for the current fiscal year.
Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, as auditor of the Corporation to hold office for the ensuing year at remuneration to be fixed by the Board of Directors.

APPROVAL REQUIREMENTS
In order to be effective, the foregoing resolution must be approved by a majority of the votes cast by Shareholders, present in person or by proxy, at the Meeting.
Interest of Certain Persons or Companies in Matters to Be Acted Upon
Except as otherwise set forth herein, management of Westport Fuel Systems is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director, any executive officer or anyone who has held office as such since January 1, 2016, any proposed nominee for election as director, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.
Currency and Nomenclature in this Management Information Circular
Unless otherwise specified, all currency amounts are stated in United States dollars. All references to “dollars”, “$” or “US$” are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars.
Unless otherwise stated, references to "we", "us", "our", "Westport Fuel Systems" or the Corporation are to Westport Fuel Systems Inc. and all of its wholly-owned and majority-owned subsidiaries and consolidated joint ventures.

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Section 2: Board of Directors

Section 2:          Board of Directors
Nomination of Directors
To identify new candidates for nomination to the Board of Directors, the Board of Directors has appointed the NCG Committee whose responsibilities are described below under the heading "Nominating and Corporate Governance Committee".
Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to Westport Fuel Systems and the ability to devote the time required and a willingness to serve as a director.
Westport Fuel Systems has not established strict term limits for members of its Board of Directors, however Westport Fuel Systems is, and has historically been, committed to renewing, on a measured basis, the Board of Directors. A review and assessment of Westport Fuel Systems Board of Directors is conducted annually and Westport Fuel Systems periodically reviews and rotates both Board Chair and committee Chair succession in an effort to ensure a diversity of views.
Nominees for Election         to the Board
The following tables and accompanying notes set forth the names and locations of residence of all persons proposed to be nominated for election as directors, the positions with Westport Fuel Systems now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport Fuel Systems and the number of securities of Westport Fuel Systems owned by them or over which they exercised control or direction as at the Record Date.
Mr. Baker has indicated that he intends to retire from the Board of Directors when a suitable replacement has been identified. In the event the NCG Committee has identified a suitable replacement for Mr. Baker prior to the date of the Meeting, it is expected that Mr. Baker will withdraw his name from consideration as a director and, in his place, a new director will be nominated at the Meeting. Additional details regarding any such replacement nominee director and confirmation of Mr. Baker's withdrawal from consideration are expected to be provided in advance of the Meeting through a press release once known.

BRENDA J. EPRILE (1) CHAIR
Citizenship:
Canada
Resides in:
North York, ON, Canada
Director since
October 2013
Common Shares
9,200
Share Units:
17,379
Principal Occupation for Last 5 years: Managing Director at Eprile & Company since 2012; Senior Partner at PricewaterhouseCoopers LLP (2000 to 2012)

Brenda J. Eprile (62), was appointed as Chair of the Corporation in February of 2017 and brings extensive financial experience and acumen. Ms. Eprile joined the Board in October of 2013 and is Chair of the Human Resources and Compensation Committee, a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee. Ms. Eprile's familiarity with Westport as a former Advisory Board member and her deep understanding of public companies is valuable to Westport as it continues to grow and business evolves. Ms. Eprile is the owner and principal at Eprile & Company Inc., a boutique consulting firm serving a wide variety of clients on a range of regulatory and compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is a Fellow Certified Professional Accountant (FCPA), and received an ICD.D designation from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is a director and Chair of Home Capital Group, a TSX listed company and serves on the board of a privately owned securities dealer. She is a director and audit committee Chair of War Child Canada. She is the past Chair of the Board of Canada's National Ballet School.

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Section 2: Board of Directors | Nominees for Election to the Board

DR. WARREN J. BAKER (1) DIRECTOR
Citizenship:
U.S.
Resides in:
Avila Beach, CA, U.S.A.
Director since:
September 2002
Common Shares:
58,331
Share Units:
-
Principal Occupation for Last 5 years: Retired from California Polytechnic State University since 2010. President, California Polytechnic State University (1979-2010)

Dr. Warren J. Baker (77), a US citizen, of Avila Beach, California, U.S.A., joined the Board of Directors in September of 2002. He is currently Chair of the Nominating & Corporate Governance Committee and a member of the Human Resources and Compensation Committee. Helping drive Westport Fuel Systems innovation and technology path, Dr. Baker has led a distinguished career in science and technology, including as a member of the US National Science Board appointed by President Reagan, serving from 1985 to 1994, including as Chair of the Programs and Plans Committee and the Polar Research Committee. More recently, Dr. Baker retired as President Emeritus of California Polytechnic State University in San Luis Obispo, California, having served as President from 1979 until August 1, 2010. Dr. Baker is a Fellow of the American Society of Civil Engineers, a former Fellow in the Engineering Society of Detroit, a former member of the board of directors of the California Council for Science and Technology, a former member of the California Council for Environmental and Economic Balance, and a former member of the US Business-Higher Education Forum. Dr. Baker has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation. From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the audit committee, the governance committee, and human resources and compensation committee. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is recent past Chair of the Board of Governors of the US/Mexico Foundation for Science (FUMEC).

NANCY S. GOUGARTY (1) (2) DIRECTOR
Citizenship:
U.S.
Resides in:
Leesville, SC, U.S.A.
Director since:
July 2016; Feb. 2013 to July 2013.
Common Shares:
59,518
Share Units:
1,616,074

Principal Occupation for Last 5 years:
Chief Executive Officer of Westport Fuel Systems since July 2016. President and Chief Operating Officer of Westport from July 2013 to July 2016; Vice President for TRW Automotive Holdings Corp. (2005 to 2012)

Nancy S. Gougarty (61), was appointed Chief Executive Officer of Westport Fuel Systems in July of 2016 and is a member of the Board of Directors. Prior to her appointment, she was appointed President and Chief Operating Officer in July of 2013 and she served on the Board from February of 2013 to July of 2013. Ms. Gougarty served as the Vice President for TRW Automotive Holdings Corp. ("TRW") operations in the Asia-Pacific region from 2008 to 2012. Joining TRW in 2005, her previous positions included Vice President of Product Planning, Business Planning and Business Development, and Vice President of Braking, Electronics and Modules for Asia-Pacific. Based at the Asia-Pacific headquarters in Shanghai, China, Ms. Gougarty oversaw the operations of more than 30 plants in the region. She directed the development and implementation of strategic and operational plans and worked to enhance strategic relationships with customers and joint venture partners in the region. Ms. Gougarty's distinguished career began in 1978 when she started with GM's Packard Electric Division as an industrial engineer. She later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility. In 1997, she was named Managing Director for GM's joint venture in Shanghai, followed by a series of appointments accountable for strategic growth in Asian countries. After the successful post as the Director for Delphi Packard, Asia-Pacific, Ms. Gougarty spent three years leading Delphi's largest account as Global Account Director GM, until becoming the Vice President for Delphi Automotive Systems, Japan and Korea. Ms. Gougarty is a certified Six Sigma Green Belt. She holds an EMBA degree from Case Western Reserve University and a Bachelor of Science degree in Industrial Management from the University of Cincinnati. A community service advocate, Ms. Gougarty serves as Advisor to the President of Marietta College, Ohio and is a member of the board of TriMas Corporation and SKF Corporation.

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Section 2: Board of Directors | Nominees for Election to the Board

ANTHONY (TONY) HARRIS (1) DIRECTOR
Citizenship:
U.S.
Resides in:
Alameda, CA, U.S.A.
Director since:
June 2016
Common Shares:
30,190
Share Units:
-
Principal Occupation for Last 5 years: President and Chief Executive Officer of Campbell/Harris Security Equipment Company since 2006.

Anthony (“Tony”) Harris (63), was appointed to the Board of Directors in June of 2016 and is a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Harris served as a director of Fuel Systems from December 2013 to May 2016. Since 2006, Mr. Harris has served as President and Chief Executive Officer of Campbell/Harris Security Equipment Company ("CSECO"), a manufacturer of contraband, explosives and "dirty bomb" detection equipment. Prior to its acquisition of CSECO, he had served as Vice President of Marketing for Calpine Corporation since 2001, where he was responsible for brand management, marketing strategy development and execution, new product development, advertising and sales training. From 1997 to 1999, Mr. Harris was with PG&E Energy Services, where he served as Vice President of National Account Services and Western Region sales. From 1992 to 1997 he was with Pacific Gas and Electric Company ("PG&E"), where he served as Director of Alternative Fuel Vehicles, Division Manager, Vice President of Marketing and Sales, and President of Standard Pacific Gas Line, Inc., respectively. Mr. Harris worked at Ford Motor Company as a Production Supervisor from 1979 to 1981, at Ford Aerospace and Communications Corporation as a Program Manager from 1981 to 1986, at Anaheim Lincoln Mercury as a General Manager from 1986 to 1987 and at Sonoma Ford Lincoln/Mercury as President & CEO from 1987 to 1992. Mr. Harris holds a Bachelor of Science in mechanical engineering from Purdue University and an MBA from the Harvard Graduate School of Business. He was named a Purdue Outstanding Mechanical Engineer in 1999, a Distinguished Engineering Alumnus in 2008 and awarded an honorary Doctor of Engineering degree from Purdue in 2013. Mr. Harris is a founder of the National Society of Black Engineers and currently serves as Chair of its National Advisory Board.

COLIN S. JOHNSTON (1) DIRECTOR
Citizenship:
U.K.
Resides in:
Turin, Italy
Director since:
June 2016
Common Shares:
26,621
Share Units:
-
Principal Occupation for Last 5 years: Self-employed consultant. Retired from Deloitte & Touche Italy in 2012.

Colin S. Johnston (62), was appointed director in June of 2016 and is a Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. Mr. Johnston served as a director of Fuel Systems from May 2014 to May 2016. He currently also serves as Chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that, Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as a partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston is a graduate of Oxford University, a UK chartered accountant and a registered statutory auditor in Italy.

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Section 2: Board of Directors | Nominees for Election to the Board

SCOTT MACKIE (1) DIRECTOR
Citizenship:
Canada
Resides in:
Milford, MI, U.S.A.
Director since:
September 2016
Common Shares:
-
Share Units:
-

Principal Occupation for Last 5 years:
Current member and Principal of SRM Solutions LLC. Past President of Qualitor Inc. from April 2016 to March 2017. Vice President of Business Development and Mergers and Acquisitions for Navistar Inc. from January 2015 to March 2016. Consultant to Navistar Inc., October 2013 to December 2014, Weld Racing LLC September 2010 to September 2013.

Scott Mackie (55), was appointed to the Corporation’s Board of Directors in September 2016 and is a member of the Audit Committee. Mr. Mackie is Principal of SRM Solutions LLC. and was past President of Qualitor Inc.’s International Brakes Industries division. Prior to joining Qualitor Inc. in April 2016, Mr. Mackie was President and CEO of Weld Racing, a global leader in forged aluminum racing and street performance wheels. In addition, during a 30-year career with General Motors he held several senior executive leadership roles in North America and Europe, including six years as general manager of ACDelco’s global operations. Mr. Mackie holds a Bachelor of Science in mechanical engineering from General Motors Institute (Kettering) and a Master of Business Administration from The University of Chicago.
.

RODNEY (ROD) NUNN (1) DIRECTOR
Citizenship:
Canada
Resides in:
Chatham, ON, Canada
Director since:
March 2016
Common Shares:
-
Share Units:
-
Principal Occupation for Last 5 years: President and Chief Executive Officer of KSR International Co.

Rodney Nunn (73), joined the Board of Directors in March 2016. Mr. Nunn served as President and Chief Executive Officer of KSR International Co. ("KSR") from 1976 to 2011 and from November 2015 until present. KSR is an industry leader in the design, engineering and manufacture of an array of automotive products, including sensors, electronic throttle controls, steering system control modules, MOSFET power modules and adjustable & fixed pedals. KSR’s production facilities are strategically located globally on four continents. KSR is a vertically integrated manufacturing company located near its customers to provide quick response, cost containment and local expertise. Executive and engineering offices are headquartered in Ridgetown, Ontario (Canada) and sales are in Southfield, Michigan, USA. Rod graduated from Technical College in England in 1963 with a U.E.I. and City of Guilds Certificate in Industrial Engineering.

WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR | 11

Section 2: Board of Directors | Nominees for Election to the Board

PETER YU (1) DIRECTOR
Citizenship:
U.S.
Resides in:
New York City, NY, U.S.A.
Director since:
January 2016
Common Shares:
-
Share Units:
-
Principal Occupation for Last 5 years: Founder and Managing Partner of Cartesian Capital Group since 2006.

Peter Yu (55), joined the Board of Directors in January 2016. Mr. Yu is Founder and Managing Partner of Cartesian, a global private equity firm with more than $2.5 billion under management. Mr. Yu directs a team of twenty-five professionals on four continents, managing capital for leading institutional investors around the world. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIG Capital Partners. He built AIG Capital Partners into a leading global private equity firm with $4.5 billion under management. Over his career, Mr. Yu has initiated, negotiated and executed numerous innovative and successful investments across a wide range of industries and geographies. He has served as a director and advisor to more than two dozen industry-leading companies. Prior to founding AIG Capital Partners, Mr. Yu served President Bill Clinton as Director to the National Economic Council in the White House. In that capacity, he managed a number of domestic and international economic policy initiatives and priorities. Mr. Yu graduated magna cum laude from Harvard Law School, where he served as President of the Harvard Law Review. Mr. Yu served as a law clerk to Justice John Paul Stevens of the United States Supreme Court and to Chief Judge Patricia Wald of the U.S. Court of Appeals for the D.C. Circuit. Mr. Yu received his B.A. degree from the Woodrow Wilson School at Princeton University.

1.
The number of Common Shares, Options and Units (as subsequently defined) beneficially owned or controlled are provided as at May 8, 2017. The information as to these numbers, not being within the knowledge of Westport Fuel Systems, has been furnished by the respective nominees. The number of Common Shares held by directors vary in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.

2.	Certain of such Units are subject to a performance factor and may result in the issuance of more (up to 150%) or less (down to 50%) Common Shares then represented by the number of Units.
Westport Fuel Systems has a compensation policy for its non-management directors of primarily compensating such directors with an annual retainer payment and equity-based compensation. See information in this Circular under the heading "Director Compensation"

Mandate and Charter         of the Board of Directors
In general terms, the Board of Directors is responsible for the overall stewardship of Westport Fuel Systems and is charged with overseeing the management of the business and affairs of Westport Fuel Systems pursuant to its bylaws and applicable law and, together with executive management, pursuing the creation of long term shareholder value.
Each director and officer of Westport Fuel Systems, in exercising his or her powers and discharging his or her duties, is required by law to:

i.	act honestly and in good faith with a view to the best interests of Westport Fuel Systems; and

ii.	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board of Directors conducts its business under the guidance of the Westport Fuel Systems Board of Directors Charter (the "Charter"), which is attached as Schedule "A" to this Circular. The Charter is reviewed every year and is updated in accordance with new regulation and new governance practices. The Charter also works in conjunction with the various charters of the committees of the Board of Directors (collectively, the "Committees") and with the various position descriptions of the Board and executive management. All of these documents can be found on our website at wfsinc.com/investors/corporate-governance.
Pursuant to the Charter, the Board of Directors has a number of core responsibilities, including developing and fostering appropriate corporate culture, executive leadership and oversight, corporate communications, corporate governance, overseeing long-term strategic planning, approving an annual operating plan and budget, reviewing material financing activities, reviewing and approving material transactions, including acquisitions or divestitures, and establishing and overseeing Westport Fuel Systems risk assessment and internal controls processes.
Structure & Composition of the Board & Election of Directors
The NCG Committee has the responsibility of recommending the size of the Board of Directors. Currently the Board of Directors consists of eight directors. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors in order to effectively fulfill its mission. To that end, the NCG Committee annually reviews the composition of the Board of Directors and individual director contributions, as well as

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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors

potential candidates for election as Westport Fuel Systems directors, and recommends directors for election by Shareholders.
Directors are individually nominated and elected annually at Westport Fuel Systems Shareholder meetings. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director will immediately submit his or her resignation to the Board Chair in accordance with Westport Fuel Systems Majority Voting Policy.
Changes to Composition         of Board
2016
On January 11, 2016, Peter Yu was appointed to the Board as part of a financing agreement with Cartesian Capital Group.
On March 17, 2016, Rodney (Rod) Nunn was appointed to the Board as part of a nomination agreement between Westport Fuel Systems and certain entities affiliated with the Corporation's largest Shareholder, the Douglas Group. Jill Bodkin resigned from the Board on this date.
On May 13, 2016, Doug Pearce resigned from the Board as part of plans relating to the pending merger between Westport Innovations Inc. and Fuel Systems Solutions Inc. (the "Merger").
On June 1, 2016, as a result of the Merger, Mariano Costamagna, Colin S. Johnston and Anthony (Tony) Harris were added to the Board of Directors to fill vacancies created by the resignation of Philip B. Hodge, Gottfried (Guff) Muench and Joseph P. Caron. Under the terms of the amended merger agreement entered into in connection with the Merger (the "Merger Agreement"), Westport Fuel Systems Board of Directors is to consist of nine directors. Each of Messrs. Costamagna, Johnston and Harris, as prior directors of the Fuel Systems Board (the "Fuel Systems Nominees") were required to be nominated to join the combined Board. Under the Merger Agreement, the three Fuel Systems Nominees were also entitled to nominate one additional new individual to take the place of a fourth existing Westport Fuel Systems director, who was to resign. The resignation and appointment occurred when Scott Mackie joined the Board of Directors in September 2016.
On July 22, 2016, Nancy Gougarty was appointed Chief Executive Officer of Westport Fuel Systems and joined the Board of Directors. As a result, David Demers, the former Chief Executive Officer of Westport Systems, stepped down from the Board.
On September 26, 2016, Mr. Mackie, former President of Qualitor Inc.’s International Brakes Industries division was appointed to the Board of Directors. In connection with this appointment, Dr. Dezso J. Horvath stepped down from the Board and Brenda Eprile assumed role of Chair of the Human Resources and Compensation Committee (the "HRC Committee").
2017
On January 9, 2017, Mr. Costamagna stepped down from the Board. Pursuant to the terms of the Merger Agreement the Fuel Systems Nominees are entitled to appoint a replacement director for Mr. Costamagna. It is expected that such appointment will be completed at a point subsequent to the Meeting when such a replacement director nominee is determined.
On February 1, 2017, Dr. Warren Baker stepped down as Chairman of the Board of Directors and Ms. Eprile was appointed as the new Chairman of the Board. Dr. Baker remains on the Westport Fuel Systems Board and is currently Chair of the NCG Committee.
Duties of Directors
The fundamental responsibility of the directors is to promote the long-term best interests of Westport Fuel Systems, rather than the interests of any individual shareholders, employees, creditors or other stakeholders, except in exceptional circumstances and with full transparency and disclosure.
All directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices.
Board Leadership
The Board Chair sits at the intersection between the Board of Directors and executive management and, although the Board Chair is also a director and shares all of the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities:

•	He or she will preside at all meetings of the Board of Directors and at meetings of Shareholders, or delegate a substitute chair if necessary.

•
Together with the Chief Executive Officer, he or she will represent the Board of Directors in discussions with third parties, including Westport Fuel Systems shareholders and other stakeholders as well as business partners, suppliers, regulators and professional advisors of all kinds.

•
The Board Chair works with the chair of each of the Committees of the Board to build strong and effective Committees and develops and oversees an effective annual performance review process to improve Board of Directors and the performance of the Committees.

•	He or she will often lead special projects or take on special assignments from the Board of Directors.

WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR | 13

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors

•
He or she is responsible for ensuring that the Board of Directors, in fact, operates independently from management and, for example, will ensure in camera sessions of independent directors will be held at each meeting of the Board of Directors.

The Board Chair is elected annually by the independent directors following the annual shareholder meeting.
Board Independence and Effectiveness
Westport Fuel Systems believes an effective Board of Directors necessarily has a high degree of independence from management and, although a working culture of trust and collaboration must exist with executive management in order for Westport Fuel Systems to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport Fuel Systems and its Shareholders. To that end, the Board of Directors has adopted several organizational principles:

•
The Board of Directors must have a majority of independent directors. Today, all directors except Ms. Gougarty, who is the Chief Executive Officer and Mr. Yu, who is a nominee of Cartesian which holds various investments in Westport Fuel Systems, are considered to be independent within the meaning of National Policy 58-101 – Corporate Governance Disclosure and the listing rules of the NASDAQ Stock Market (the "NASDAQ").

•
The Board of Directors has formed three standing Committees and delegated specific responsibilities to each Committee. Each Committee operates under a charter, and has a Chair responsible for leadership and overall operation of the Committee. The Standing Committees are: the Audit Committee, the HRC Committee and the NCG Committee.

•	The Audit Chair, the NCG Chair and the HRC Chair will only be held by independent directors and all members of these Committees will be independent directors.

•	At every Board meeting, time is set aside for discussion among the independent directors after management has been dismissed.

•	The Board has also formed an Advisory Board to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the directors.
Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Chief Executive Officer and Board Chair, who will then bring recommendations to the full Board of Directors for approval. These functions include:

a.	revising the Charter from time to time;

b.	developing a position description for the Board Chair (and Lead Director, if the Board Chair is not an independent director) and the Chairs of each Committee; and

c.	developing a position description for the Chief Executive Officer, as well as indicators to measure the Chief Executive Officer's performance.
Position Descriptions
Position Description for the         Board Chair & Committee Chairs
The Board of Directors has established written descriptions of the positions of the Board Chair and a general position description for the chair of the Committees. A copy is posted and available on the Westport Fuel Systems website at wfsinc.com/investors/corporate-governance.
Position Description for             Chief Executive Officer
The Board of Directors has adopted a written position description for the Chief Executive Officer, a copy of which is posted and available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Orientation & Continuing Education
The Corporation's orientation program includes meetings with     the Board Chair to better understand the role of the Board of Directors, its Committees and its directors, and with executive officers to understand the nature and operations of the Corporations business. New members of the Board of Directors are also provided with copies of the Charter and charters of the Committees, the most recent strategic plan and other pertinent information. Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the Corporation. Westport Fuel Systems encourages its directors to undertake additional continuing education and budgets an amount equal to $2,000 per director, per year, for such continuing education.

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Section 2: Board of Directors | Meetings of the Board of Directors

Meetings of the             Board of Directors
The Board of Directors meets as necessary during the year. Quorum for Board of Directors meetings requires a majority of the Board of Directors members to be in attendance, including at least 25% of participating resident Canadian directors.
The Board of Directors had twenty meetings in the Corporation's 2016 fiscal year, four times in person and sixteen times by telephone conference call. At every meeting, time was set aside for independent directors to meet without management present to discuss any procedural or substantive issues.
The Audit Committee meets at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management's discussion and analysis ("MD&A") and related filings. The HRC Committee meets at least twice annually.
The following table reflects the attendance of each of the directors for the year ended December 31, 2016 for meetings of the Board of Directors and the Audit Committee for the period if 2016 during which they served on the Board of Directors.

BOARD MEETING AND AUDIT COMMITTEE ATTENDANCE
Name	In Person Board of Directors	Telephonic(1)	Audit Committee(2)	In Person Attendance Rate
Current Directors
Brenda J. Eprile	4 of 4 = 100%	16 of 16 = 100%	14 of 14 = 100%	100%
Warren J. Baker	4 of 4 = 100%	16 of 16 = 100%	—	100%
Nancy Gougarty joined Jul 21/16	2 of 2 = 100%	3 of 3 = 100%	—	100%
Anthony Harris joined Jun 1/16	2 of 3 = 75%	5 of 5 = 100%	10 of 11 = 90%	75%
Colin Johnston joined Jun 1/16	3 of 3 = 100%	5 of 5 = 100%	11 of 11 = 100%	100%
Scott Mackie(3) joined Sep 26/16	2 of 2 = 100%	2 of 2 = 100%	—	100%
Rodney T. Nunn joined Mar 17/16	1 of 3 = 33% (phone in)	6 of 9 = 67%	—	33%
Peter M. Yu(4) joined Jan 11/16	3 of 3 = 100%	7 of 7 = 100%	3 of 4 = 75%(5)	100%
Other 2016 Directors
M.A (Jill Bodkin) resigned Mar 17/16	1 of 1 = 100%	7 of 7 = 100%	1 of 1 = 100%	100%
Joseph P. Caron resigned May 31/16	1 of 1 = 100%	10 of 10 = 100%	—	100%
Mariano Costamagna joined Jun 1/16, resigned Jan 7/17	3 of 3 = 100%	4 of 5 = 80%	—	100%
David Demers resigned Jul 21/16	2 of 2 = 100%	12 of 12 = 100%	—	100%
Philip B. Hodge resigned May 31/16	1 of 1 = 100%	11 of 11 = 100%	—	100%
Dezsö J. Horváth resigned Sep 26/16	2 of 2 = 100%	13 of 14 = 93%	8 of 8 = 100%	100%
Gottfried(Guff) Muench resigned May 31/16	0 of 0 = N/A	10 of 11 = 91%	—	N/A
Douglas G. Pearce resigned May 13/16	1 of 1 = 100%	8 of 9 = 89%	—	100%

1.
Board telephonic meetings are typically for informational updates or for decisions that require immediate action, so advance scheduling may not allow every director to participate in all meetings. Directors are expected to attend scheduled in-person meetings.

2.	Board meetings were held as necessary to approve the financial statements immediately after the Audit Committee meetings.

3.	Scott Mackie was appointed to the Audit Committee at the Dec. 13, 2016 Board of Directors meeting; he was not a member when the Audit Committee met Dec. 12, 2016.

4.	Peter Yu left the Audit Committee July 7, 2016.

5.
Peter Yu abstained from attending certain meetings due to a possible conflict of interest or lack of impartiality.  These meetings are excluded from his total number of meetings eligible for attendance and percentage attendance rate calculation.

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Section 2: Board of Directors | Director Compensation

Directors Compensation
The Board of Directors annually reviews and approves director compensation that recognizes the directors' time commitments and compensation to ensure compensation is in line with other directors of comparable companies.
In 2016, non-management directors were paid a base cash retainer of $55,000, with the Board Chair receiving a base cash retainer of $110,000. Directors receive a fixed annual retainer for services rather than a fee per meeting. Members of the NCG Committee also receive an additional retainer of $7,500, while the Chair of the NCG Committee receives $15,000. Members of the HRC Committee receive an additional retainer of $8,500, while the Chair of the HRC Committee receives $15,000. Finally, members of the Audit Committee receive an additional retainer of $8,500, while the Chair of the Audit Committee receives $20,000.
Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or Committee meetings.
2016 Director Compensation Summary Table
The following table sets forth all compensation (excluding expense reimbursement) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport Fuel Systems to the following individuals who were directors of Westport Fuel Systems during the 2016 fiscal year, excluding Ms. Gougarty and Mr. Demers who are NEOs, as defined in Form 51-102F6 – Statement of Executive Compensation ("Form 51-102F6"), and received no compensation for their services as a director.
No share options ("Options") are granted to directors and there is no other non-equity incentive program.

DIRECTOR COMPENSATION SUMMARY (1)
(figures in U.S. dollars)	Fees Earned	Share-based Awards(1)	All Other	Total
Current Directors
Warren J. Baker	123,990	—	n/a	123,990
Brenda J. Eprile	83,403	—	n/a	83,403
Anthony Harris	22,997	—	n/a	22,997
Colin Johnston	24,279	—	n/a	24,279
Scott Mackie	592	—	n/a	592
Rodney T. Nunn	31,668	—	n/a	31,668
Peter M. Yu(2)	29,092	—	n/a	29,092
Other 2016 Directors
M.A (Jill Bodkin)	84,560	24,124	n/a	108,684
Joseph P. Caron	40,369	—	n/a	40,369
Mariano Costamagna	18,878	—	n/a	18,878
Philip B. Hodge	40,679	—	n/a	40,679
Dezsö J. Horváth	76,110	—	n/a	76,110
Douglas R. King	9,696	—	n/a	9,696
Gottfried (Guff) Muench	40,369	—	n/a	40,369
Douglas G. Pearce	75,720	—	n/a	75,720

1.
This represents the total deemed value of the Units collectively granted to each director representing the ordinary retainer equity component as described above. This amount represents the accounting fair value determined at the time of grant, not the value of share units that vested during the year or the value actually received by the director. Equity grants typically vest over multiple years and actual value received depends on the share price upon exercise.

2.	Mr. Yu's compensation is payable to Cartesian.

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Section 2: Board of Directors | Director Compensation

Incentive Plan Awards
The following table and notes thereto set out information concerning all share-based awards vested during the 2016 fiscal year and outstanding at December 31, 2016 for the following individuals who were directors of Westport Fuel Systems during the year ended December 31, 2016, excluding Ms. Gougarty and Mr. Demers who received no compensation for their services as a director.

DIRECTOR AWARDS: VESTED/EARNED VALUES
(figures in U.S. dollars)	Vested		Unvested
	2016 Share-based Awards(1)	Market/Payout exercisable Share-based Awards (2)	# of Shares(3)	Market/Payout Value (2)
Current Directors
Warren J. Baker	—	—	53,097	60,000
Brenda J. Eprile	—	19,638	53,097	60,000
Anthony Harris	—	—	53,097	60,000
Colin Johnston	—	—	53,097	60,000
Scott Mackie	—	—	39,823	60,000
Rodney T. Nunn	—	—	53,097	60,000
Peter M. Yu	—	—	53,097	60,000
Other 2016 Directors
M.A (Jill Bodkin)	18,384	—	—	—
Joseph P. Caron	—	13,445	—	—
Mariano Costamagna	—	—	53,097	60,000
Philip B. Hodge	—	19,638	—	—
Dezsö J. Horváth	—	20,215	—	—
Douglas R. King	—	—	—	—
Scott Mackie	—	—	39,823	45,000
Gottfried (Guff) Muench	—	18,340	—	—
Douglas G. Pearce	56,303	20,215	—	—

1.	Value of share-based awards vested during 2016 was determined based on the closing price of the underlying Common Shares on the TSX on the date of vesting converted into US dollars.

2.
This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2016 ($1.13). Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport Fuel Systems has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

3.	Represents the numbers of unvested Units or share-based awards outstanding as at December 31, 2016, that vest based on time.

WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR | 17

Section 2: Board of Directors | Additional Disclosure Relating to the Directors

Additional Disclosure Relating to the Directors
No proposed director or personal holding corporation of a proposed director, as applicable:

a.
is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport Fuel Systems) that,

i.
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

b.
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c.
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

d.	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

e.	has been subject to, at any time, any penalties or sanctions imposed by

i.	a court relating to securities legislation or a securities regulatory authority, or

ii.	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Other Directorships
A number of members of the Board of Directors are presently also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the table under the heading "Nominees for Election to the Board".

Indebtedness of Directors         & Executive Officers
None of the directors, proposed directors, executive officers or employees of the Corporation, former directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, nor any of the associates of such persons are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of the Corporation's most recent completed financial year. Furthermore, none of such persons were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or of its subsidiaries.
Interest of Informed Persons         in Material Transactions
Other than as described below or elsewhere in this Circular, no informed person of Westport Fuel Systems, any proposed person nominated for election as a director of Westport Fuel Systems, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction of Westport Fuel Systems since the commencement of the Corporation's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport Fuel Systems or any of its subsidiaries.
Mr. Peter Yu is the founder and managing partner of Cartesian. On January 11, 2016, Cartesian provided $17.5 million in capital to Westport Fuel Systems in exchange for a percentage of amounts received by Westport Fuel Systems on select Westport™ High Pressure Direct Injection ("Westport™ HPDI") and joint venture products through 2025. On April 20, 2016, Westport Fuel Systems announced that it had sold a derivative economic interest in its Hong Kong holding company, Westport Hong Kong Ltd., to Cartesian for an up-front payment of $6.3 million plus a potential future payment based on Cartesian's return on investment. On June 1, 2016, Westport Fuel Systems received $17.5 million in cash from affiliates of Cartesian in exchange for 9.0% convertible unsecured notes due June 1, 2021. The conversion price of the notes is $2.17 per share.

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Section 3: Corporate Governance

Section 3:     Corporate Governance
Statement of Corporate Governance Practices
Westport Fuel Systems Commitment to Effective Corporate Governance: Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.
Board of Directors Committees
Committee Composition
The Committees and their current members are set forth below:

COMMITTEE COMPOSITION
Standing Committees
	Audit	HRC	NCG
Warren J. Baker		x	x
Brenda J. Eprile	x	x	x
Nancy S. Gougarty
Anthony Harris	x		x
Colin Johnston	x	x
Scott Mackie	x
Rodney T. Nunn		x
Peter M. Yu
Members of the Corporation's management team are frequently invited to participate in meetings of the Committees in order to provide management insight and information for the benefit of Committee deliberations. Regular meetings of the Committees are held throughout the year as required. As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management. All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes. The number of meetings held by the standing Committees where only independent directors were in attendance was 33: Audit (14 meetings), HRC (14 meetings) and NCG (5 meetings). Quorum for standing Committee meetings requires a majority of the Committee members to be in attendance. Audit Committee quorum is two members and one must be the Audit Committee Chair. For the HRC Committee and NCG Committee, quorum is a majority of the members thereof.
The number of times each Committee met during 2016 is set forth below:

COMMITTEE MEETING FREQUENCY
	Meeting In-Person	Meeting Telephonic	Total
Audit	4	10	14
HRC	4	10	14
NCG	3	2	5
Changes to Composition of Standing Committees
The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.
2016
On March 14, 2016, Peter Yu joined the Audit Committee.
On March 17, 2016, Rodney Nunn was appointed to the Board     of Directors and Jill Bodkin resigned from the Board.
On May 10, 2016, Dr. Dezso J. Horvath and Brenda Eprile joined the NCG Committee.
On May 13, 2016, Doug Pearce resigned from the Board as part of plans relating to the pending Merger.
On June 1, 2016, as a result of the Merger, Mariano Costamagna, Colin S. Johnston and Anthony Harris were added to the Board of Directors to fill vacancies created by the resignation of Philip B. Hodge, Gottfried (Guff) Muench and Joseph P. Caron.
On June 8, 2016, Mr. Nunn joined the HRC Committee.
On July 7, 2016, Mr. Yu left the Audit Committee.
On July 22, 2016, Nancy Gougarty was appointed Chief Executive Officer of Westport Fuel Systems and joined the Board of Directors. As a result, David Demers, the former Chief Executive Officer of Westport Fuel Systems, stepped down from the Board.

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Section 3: Corporate Governance | Board of Directors Committees

On September 26, 2016, Scott Mackie was appointed to the Board of Directors. In connection with this appointment, Dr. Horvath stepped down from the Board and Ms. Eprile assumed role of Chair of the Human Resources and Compensation Committee (the "HRC Committee").
On December 13, 2016, Mr. Mackie joined the Audit Committee.
2017
On January 9, 2017, Mr. Costamagna stepped down from the Board of Directors.
On February 1, 2017, Dr. Baker stepped down as Chairman of the Board of Directors and Ms. Eprile was appointed as the new Chairman of the Board. Dr. Baker remains on the Westport Fuel Systems Board and is currently Chair of the NCG Committee.
On May 4, 2017, Mr. Johnston was appointed as Chair of the Audit Committee, replacing Ms. Eprile, who still remains a member.
Committees Purpose & Responsibility
Much of the Board's business is conducted by the three Committees of the Board of Directors. A summary of the purpose and responsibilities of each Committee is as follows:
AUDIT COMMITTEE
The Audit Committee consists of entirely independent directors and is led by a director with financial expertise. The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport Fuel Systems management, including the internal audit function, and reviewing the work and performance of Westport Fuel Systems external auditors and providing oversight of continuous disclosure reporting. The Audit Committee is required to recommend to the Board of Directors the approval of the final annual financial statements and related MD&A. As part of its risk management oversight responsibility, the Audit Committee reviews the effectiveness of the overall process for identifying, monitoring and managing principal business risks.
It is not the duty of the Audit Committee to plan or conduct audits or to determine that Westport Fuel Systems financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits and management is responsible for preparing complete, accurate financial statements in accordance with GAAP. The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport Fuel Systems.

Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements) and at least one member should qualify as a "financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. Mr. Colin Johnson is the Audit Committee's financial expert.
The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
NOMINATING & CORPORATE     GOVERNANCE COMMITTEE
The NCG Committee is comprised entirely of independent directors and has the primary responsibilities of establishing and monitoring Westport Fuel Systems corporate governance practices, assessing the effectiveness of the Board of Directors and the Committees and evaluating and recommending the appointment of directors and reviewing and organizing education and succession planning of the Board of Directors. The NCG Committee performs regular assessments, on no less than an annual basis, of the Board, the Committees and individual directors, and makes recommendations to the Board for discussion and final approval.
The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee, a copy of which is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
HUMAN RESOURCES &         COMPENSATION COMMITTEE
Consistent with recommended governance practice, the HRC Committee, made up of independent directors, establishes compensation for the Chief Executive Officer and evaluates the compensation of directors and other executive officers. The HRC Committee is also responsible for evaluating the Chief Executive Office succession planning process, working with the Board on setting the authority and accountability of the Chief Executive Office and establishing metrics to measure Chief Executive Office performance. For the direct experience and relevant skills that enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices, please refer to the biographies of those directors that are members of the HRC Committee.

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Section 3: Corporate Governance | Board of Directors Committees | Committees Purpose and Responsibility

For information relating to executive compensation, see "Executive Compensation Discussion and Analysis" in Section 4.
The HRC Committee operates under a Board-approved charter that spells out the HRC Committee's major duties and responsibilities. This charter is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
ADVISORY BOARD
Westport Fuel Systems Advisory Board consists of members that support the Corporation by providing general guidance, information, and recommendations to management and the Board of Directors on a variety of issues, and/or by providing subject matter expertise in functional areas or for specific initiatives and activities. Members of the Advisory Board bring skills and knowledge that complement the Board of Directors but do not have formal authority to vote on corporate matters or to govern the Corporation.
Westport Fuel Systems currently has one Advisory Board member, Mr. Daniel M. Hancock:

DANIEL M. HANCOCK ADVISOR
Citizenship:
U.S.
Resides in:
Indianapolis, Indiana, U.S.A.
Advisor since:
March 2017

Daniel M. Hancock (Dan) was appointed a member of the Advisory Board in March of 2017. Mr. Hancock is currently President of DMH Strategic Consulting LLC. He now serves in board and advisory positions with several organizations, focusing on new powertrain technologies and STEM education. Mr. Hancock retired from General Motors ("GM") effective September 1, 2011, after 43 years of service in GM’s powertrain engineering and general management functions. His last position with GM was Vice President, Global Strategic Product Alliances. During this period he served as Chairman of GM’s DMAX and VM Motori diesel engine joint ventures with Isuzu and Fiat, respectively. Mr. Hancock’s previous appointments included GM Vice President, Global Powertrain Engineering and Chief Executive Officer, Fiat-GM Powertrain, and President, Allison Transmission Division. He received a master's degree in mechanical engineering from Massachusetts Institute of Technology in 1973 and a bachelor's degree also in mechanical engineering from the General Motors Institute, Michigan, in 1974. Mr. Hancock has been a member of SAE International for 42 years and is an SAE Fellow. He served as President of SAE for 2014 and currently chairs the SAE Foundation’s Fundraising committee. He served as president of FISITA, the International Federation of Automotive Engineering Societies, from 2004 to 2006 and continues to participate with FISITA in his emeritus status. He was inducted into the National Academy of Engineering in 2011 and is currently on the National Resource Council’s Committee for Medium- and Heavy-Duty Vehicle Fuel Consumption and GHG Reduction. He is a recipient of the SAE Sid Olsen Engineering Manager Award, the SAE Medal of Honor, the SAE Gordon Millar Award, the Great Golden Medal for Service to the Republic of Austria, and the Sagamore of the Wabash recognition from the State of Indiana.

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Section 3: Corporate Governance | Code of Conduct and Ethics

Code of Conduct & Ethics
As part of its responsibility for the stewardship of Westport Fuel Systems, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport Fuel Systems to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board of Directors:

•	Has established the NCG Committee as described herein.

•
Has adopted a Code of Conduct (the "Code") setting out the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport Fuel Systems in any business dealings, including guidelines applicable to trading in Westport Fuel Systems securities. A copy of the Code has been filed on SEDAR (see "Additional Information" at the end of this Circular) and is available on the Corporation's website at wfsinc.com All directors, officers and employees must sign off annually on compliance with the Code. Since the beginning of the Corporation's last financial year, Westport Fuel Systems has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•
Has established a written Trading Policy (the "Trading Policy"), which outlines the trading obligations of Board Members, officers and employees. The Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law. The trading policy is available on the Corporation's website at wfsinc.com/investors/corporate-governance.

•
Has established a written Whistleblower Policy (the "Whistleblower Policy") which details complaint procedures related to the Corporation's corporate conduct. The Whistleblower Policy establishes procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation's accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind. Concerns relating to financial reporting or unethical or illegal conduct     can be reported directly to Westport Fuel Systems internal audit department, through Westport Fuel Systems ethics hotline via www.westport.ethicspoint.com, via email to the ethics hotline alert email address or anonymously through the Corporation's intranet. Alternatively, concerns may be directed to the Board Chair.

•
Has established a disclosure committee (the "Disclosure Committee") of management, investor relations staff and     legal counsel and adopted an Investor Relations Disclosure Policy (the "Policy") that requires fair, accurate and timely disclosure of material information regarding Westport Fuel Systems and its business as further described below under "Disclosure Policy".

•
Encourages management to consult with legal and financial advisors to confirm Westport Fuel Systems is in compliance with securities legislation in Canada and the United States regarding material information about public companies.

•	Is cognizant of Westport Fuel Systems timely disclosure obligations and reviews all "core" disclosure documents, such as financial statements, MD&A and certain press releases (principally those relating to financial results, MD&A, Annual Information Forms and other core disclosure documents) prior to distribution.

•	Relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport Fuel Systems external auditor.

•
Actively monitors Westport Fuel Systems compliance with the Board's directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

•
In addition, the Board must comply with the conflict of interest provisions of the ABCA and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Gender Diversity
Westport Fuel Systems has not adopted a specific policy for the identification and nomination of female directors and executive officers nor implemented any specific targets in this regard. However, notwithstanding the lack of such a formal policy Westport Fuel Systems is committed to gender diversity at both the Board and executive management levels. Women have been and will continue to be considered by Westport Fuel Systems, the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations and the existing number of women on the Board and in executive management roles is a factor considered in assessing potential new director and executive officer candidates. Westport Fuel Systems is proud of the influence of women members of the Board and in executive management roles. Currently two out of eight Board members (being 25%), including the Chair of the Board, and one out of six members of senior executive management (being 16.7%), including in the position as Chief Executive Officer, are women. Westport Fuel Systems actively seeks female candidates at all levels, particularly among the now growing pool of experienced women engineers. Management has not yet set measurable objectives or targets for ensuring women are represented at the executive officer level, however, the Corporation is committed to an inclusive and diverse workplace, including advancing women to executive officer positions, and has been successful thus far in its efforts to recruit excellent female executives. However, while being mindful of female representation, management, the Board and its Committees do not prioritize gender at the expense of recruiting the most qualified individuals available.

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Section 3: Corporate Governance | Disclosure Policy

Disclosure Policy
The Board of Directors approved the adoption of the Policy on June 28, 2001, which was last updated on March 14, 2017. The Policy details Westport Fuel Systems policies related to disclosure and external communications. It is reviewed annually as part of Westport Fuel Systems investor relations planning process, and is revised as required. In addition, the Policy will be reviewed and updated if it becomes apparent that changes are required at any other time.
Westport Fuel Systems is committed to providing timely, orderly, consistent and credible information to the public, in accordance with legal and regulatory requirements, to develop and maintain realistic investor expectations. It is imperative that this continue to be accomplished consistently for both positive and negative information, and that all parties in the investment community have fair access to this information. The Policy's goals include:

•	compliance with securities legislation in Canada and the United States regarding material information about public companies (also known in Canadian jurisdictions as "reporting issuers"); and

•	management of realistic investor expectations by making all required disclosures on a broadly disseminated basis with a balanced view of the prospects for Westport Fuel Systems and its business.
The Policy extends to all employees of Westport Fuel Systems, its Board of Directors, Board of Advisors, and those authorized to speak on its behalf. The Policy covers disclosures in documents filed with the securities regulators and written statements made     in Westport Fuel Systems annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements and information contained on Westport Fuel Systems website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, as well as speeches, press conferences and conference calls.
The Disclosure Committee is responsible for determining materiality of any information and must react quickly to material developments, meeting and providing recommendations to the Chief Executive Officer and senior management team as required. The Disclosure Committee consists of the Corporation's Chief Executive Officer, Chief Financial Officer, Investor Relations Lead and Corporate Secretary. The Corporate Secretary serves as secretary to the Disclosure Committee. The Disclosure Committee meets as conditions dictate and a quorum consists of at least two members of the Disclosure Committee. The Disclosure Committee or its members will ensure spokespersons have been briefed and informed of all material events.
The Disclosure Committee will set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure. It is essential that the Disclosure Committee be kept fully apprised of all pending material developments involving

Westport Fuel Systems in order to evaluate and discuss those events, and to determine the appropriateness and timing for public release of information. If it is deemed that the information should temporarily remain confidential, the Committee will determine the process upon which such confidential information will be controlled and shall implement trading blackouts in accordance with the trading policy of the Corporation. The Corporation maintains a disclosure control checklist to ensure the completeness and accuracy of information disseminated through press releases, conference calls and related communication tools.
The complete Policy can be viewed on Westport Fuel Systems website at wfsinc.com/investors/corporate-governance.

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Section 4: Compensation Of Executive Officers

Section 4:         Compensation of Executive Officers
Discussion & Analysis
With the completion of the Merger in June 2016, occurring after the predecessor company’s compensation programs had been approved, the HRC Committee made the decision to uphold the predecessor company's compensation plans in order to:

•	maintain the motivation and retention of the employees through the merger integration; and

•	establish a new benchmark peer group better aligned to the merged Corporation to evaluate the compensation program.

•	Our named executive officers ("NEOs") were as follows:

•	Nancy Gougarty, Chief Executive Officer;

•	David Demers, Former Chief Executive Officer;

•	Andrea Alghisi, Chief Operating Officer, Automotive and Industrial Group;

•	Ashoka Achuthan, Chief Financial Officer;

•	Thomas Rippon, Chief Technology Officer and Executive Vice President of Engineering;

•	Jack Keaton, Executive Vice President of the Westport Fuel Systems Innovation Group
Ms. Gougarty was appointed Chief Executive Officer on July 22, 2016, and David Demers left the Chief Executive Officer position on the same date.
Compensation Process
The HRC Committee of the Board is responsible for, among other things, administering Westport Fuel Systems executive compensation program and long-term incentive plan and reviewing employee incentive and certain benefit programs. The HRC Committee is additionally responsible for determining the Chief Executive Officer's compensation.
As part of the compensation setting process, the HRC Committee will evaluate the design and merits of executive compensation programs through a comprehensive annual review of executive compensation industry benchmarking, compensation trends and best practices. This review is to ensure the executive compensation and benefit programs align with shareholders' best interests and to consider any risks associated with our compensation policies and practices. The HRC Committee's recommendations are reached through comprehensive annual review, which includes a comparison of the remuneration paid by Westport Fuel Systems with the remuneration paid by other public companies that the HRC Committee feels are similarly placed within the same business of Westport Fuel Systems or companies of similar complexity.
Frederic W. Cook & Co., Inc. (the "Compensation Consultant") provides the HRC Committee with executive and director compensation consulting services. The Compensation Consultant is retained by and reports to the HRC Committee and participates in certain HRC Committee meetings. The Compensation Consultant was the compensation consultant for the HRC committee of Westport Innovations Inc. since July 2008 and was retained as Westport Fuel Systems Inc.’s consultant following the Merger. The Compensation Consultant is considered one of the premier independent compensation consulting firms in North America. As part of its engagement, the Compensation Consultant:

•
reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies;

•	informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs;

•	informed the HRC Committee on best practices with regards to managing the compensation program elements post-Merger;

•	advised on the establishment of a new industry peer group; and

•	reviews and advises the HRC Committee regarding director compensation.
EXECUTIVE COMPENSATION         RELATED FEES
In the 2016 fiscal year, the Corporation engaged the Compensation Consultant to advise on compensation for the Corporation's executive officers and Board of Directors. The Compensation Consultant was engaged for this purpose and provided services in fiscal 2016 in the amount of $71,378 and was paid $143,297 in the 2015 fiscal year for services relating to the recommendation of executive and director compensation during that period. The HRC Committee Chair approves all services provided by the Compensation Consultant.
ALL OTHER FEES
Services provided by the Compensation Consultant were related to executive and director compensation. No other services were performed by the Compensation Consultant and no other fees were paid.

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Section 4: Compensation of Executive Officers | Discussion and Analysis

Compensation Philosophy         and Principles
PHILOSOPHY
Westport Fuel Systems is a global technology leader that supplies and develops technology solutions for engines and vehicles that operate on alternative fuels. With the Merger in fiscal year 2016, Westport Fuel Systems has expanded its product portfolio and operations around the world while working with the world’s leading automotive and transportation manufacturers. Westport Fuel Systems operates in a challenging industry that faces rapidly evolving market economic conditions, energy prices, environmental regulation and government policy.
Westport Fuel Systems, now with an expanded portfolio of products, core technology and various partnerships and joint ventures, has created a significant opportunity and the global capacity to deliver on it.
With the Merger, Westport Fuel Systems has adjusted its strategic business plans to reflect its new market position and implemented integration initiatives to reduce expense through synergies, including making staff reductions across its global businesses, shifting investment priorities, selling non-core assets and focusing on significant long-term investments in the automotive business segment and Westport™ HPDI 2.0 technology. The Corporation also made efforts to identify and retain key employees required to execute on the long-term strategic plan.
Westport Fuel Systems needs to retain and attract innovative and strategic thinkers, who have an entrepreneurial spirit and customer first focus, in order to execute the strategic business plan and realize the benefits of the Merger. The business requires a broad range of technical, operational, financial and marketing skills as well as appropriate industry experience, from new product development, to operations, to new business development. This rare combination of skills, experience and competency will require Westport Fuel Systems to continue to retain its employees and strengthen its recruitment ability globally across different industries.
The HRC Committee believes that the executive compensation program’s underlying philosophy and related policies should maintain a robust pay-for-performance orientation, which is vital to the long-term success of Westport Fuel Systems. The Compensation program design should allow Westport Fuel Systems to properly focus its executives on key metrics that drive long-term financial success of the Corporation, while simultaneously allowing it to attract and retain highly qualified individuals.
PRINCIPLES
Within the Corporation’s global operations, Westport Fuel Systems will strive to accomplish the following principles:

1.	Pay for performance - salary, bonus and equity awards are linked to individual performance and achievement of goals.

2.	Reward for risk and achievement - particularly at the leadership level, most potential compensation is “at risk” and depends on actual results.

3.	Long term retention incentives - Westport Fuel Systems offers attractive (but not excessive) compensation to high-performing individuals who offer sustained contributions to the strategic business.
Westport Fuel Systems maintains its commitment to building long-term shareholder value, delivering compensation using a balanced performance measurement framework aligned with the Corporation's key performance metrics while simultaneously adhering to general governance best-practices.
Appropriately incented behaviors, which foster the best interests of the Corporation and its shareholders is an essential part of     the compensation setting process. The HRC Committee believes that measured risk is necessary for continued innovation and growth, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business.
The HRC Committee believes that annual short-term incentive bonus plans and long-term incentive awards granted to executives should tie primarily to corporate performance goals, including revenue, operating income growth and strategic performance objectives. These metrics encourage performance that supports the business as a whole, and are subject to a maximum payout cap. Executive officers are also expected to meet share ownership guidelines in order to align the executives’ interests with those of our shareholders.
Westport Fuel Systems has implemented a claw-back policy in order to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts or equity-based compensation when the Corporation’s financial statements are restated as a result of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules).
Westport Fuel Systems has also adopted an Anti-Hedging Policy which prohibits officers, directors and employees from engaging in hedging against future decreases in the market value of any securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk.
The Corporation’s executive compensation program mitigates risk through various means, including:

•	The mix of fixed versus variable pay;

•	The performance metrics to which pay is tied;

•	Ensuring the pay opportunity is capped;

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Section 4: Compensation of Executive Officers | Discussion & Analysis | Compensation Philosophy

•	Ensuring the timing of payout coincides with audited financial statements (where applicable);

•	Ensuring “clawback” adjustments are permitted;

•	HRC Committee approval required for the use of equity awards; and

•	Ensuring best practice stock ownership guidelines apply.
Determination of Compensation
The HRC Committee utilizes findings by its independent Compensation Consultant to determine that the Corporation's executive compensation program continues to be both reasonable in relation to competitive pay levels and appropriate in supporting business objectives and a positive performance-based culture. Consistent with prior years, the HRC Committee examines in detail the compensation paid by similar companies that satisfy our selection criteria (the "Comparator Group").
The Comparator Group was reviewed and re-established post-Merger and is comprised of publicly listed companies to give a realistic view of what executives will see as competitive offers and to determine what compensation would be required to attract senior executives to Westport Fuel Systems. Factors used to select the Comparator Group include company size (based on, for example, revenue, global scope, and number of employees), business complexity, market capitalization and industry presence. The Comparator Group for 2016 consisted of the following 23 companies.

Ameresco, Inc.	Gentherm Inc.
Badger Meter Inc.	Gorman-Rupp Co.
Calgon Carbon Corporation	Lydall Inc.
CECO Environmental	Maxwell Technologies Inc.
CIRCOR International, Inc.	Motorcar Parts of America
Chart Industries	Plug Power Inc.
Clean Energy Fuels Corp.	Power Solutions Inc.
Enphase Energy	Spartan Motors Inc.
ESCO Technologies inc.	Standard Motor Products
Franklin Electric Co.	Stoneridge, Inc,
FuelCell Energy, Inc.	Twin Disc, Inc.
Vicor, Inc.
As part of the post-Merger review process to determine the alignment and adoption of compensation for the 2016 fiscal year, the HRC Committee reviewed data with respect to the position of the compensation program for its Chief Executive Officer and NEOs against the Comparator Group. The HRC Committee's evaluation also took into account the aggregate equity holdings of each NEO and retention risk for each key executive.
Decisions made on each element for Fiscal 2016 are outlined in the Elements of Our Executive Compensation Program section below.

Elements of Our Executive Compensation Program
Westport Fuel Systems executive compensation plan includes three main elements:
Performance-based short and long-term awards and time-based RSUs continue to represent the largest portion of the Chief Executive Officer's and NEOs total direct compensation, with 72% of the Chief Executive Officer's total compensation for 2016 as variable or "at-risk", or restricted, and 57% of the NEOs' total compensation for 2016 as variable or "at-risk", or restricted.
BASE SALARY
Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals and reward individual contribution, as well as match the expected market value of senior executives based on executive experience and qualifications. As a result of the major market turbulence experienced in 2014, the predecessor management team of Westport Innovations Inc. voluntarily took base salary reductions

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Section 4: Compensation of Executive Officers | Discussion & Analysis | Elements of Our Executive Compensation Program

of 10% for Fiscal year 2015 which were restored at the beginning of Fiscal year 2016.
SHORT-TERM CASH INCENTIVES ("STI")
Corporate performance metrics are approved by the HRC Committee at the beginning of the annual fiscal period. Payouts are made only after the HRC Committee reviews and approves the calculations of performance against the goals for the year. Post-Merger, the HRC Committee made the decision to maintain previously approved short term incentive plans for the executives of the predecessor companies, as they maintained alignment with the merged Corporation’s operating structure and executive oversight. For fiscal year 2017, STI programs will be managed through an integrated policy.
Chief Executive Officer STI
As per the Chief Executive Officer's employment agreement, the STI is to be set at a targeted 80% of base salary, though it can pay out between 0% and 150% of base salary depending on performance against predefined corporate performance targets. As Ms. Gougarty transitioned from her President and Chief Operating Officer role into the Chief Executive Officer position post-Merger, the HRC Committee made the decision to maintain the previously approved Fiscal 2016 President and Chief Operating Officer short term incentive metrics as well as including metrics previously set for the Chief Executive Officer. The Chief Executive Officer metrics were focused on Merger integration milestones including cost synergies, revenue, adjusted EBITDA, enhancing liquidity, product development milestone achievement and Board discretion for individual performance and achievement. Ms. Gougarty achieved a 21.5% payout factor for meeting milestones for Merger integration and product development. Metrics for revenue adjusted EBITDA and enhanced liquidity were not achieved and no discretionary bonus was awarded.
Predecessor Westport Innovations Inc. STI
As a result of the major market turbulence experienced in 2014, the senior management team of Westport Fuel Systems voluntarily waived all 2014 and 2015 STI bonus in order to preserve cash. Westport Innovations Inc., the predecessor to Westport Fuel Systems prior to the Merger, granted long-term equity vesting over three years in October 2014 as a retention and compensation alternative. The annual short-term incentive cash bonus program was restored in January 2016.
Established bonuses for executive officers were set to pay out at a targeted 50%, though they could potentially pay out between 0% and 100% of salary depending on performance against pre-defined targets. As Fiscal 2016 was a transition year with respect to the Merger, it was determined to align executive officer performance metrics within their individual area of responsibility. Depending on the executive’s area of responsibility, metrics were established based on revenue, adjusted EBITDA, entity or division gross profit, product development milestones, and board or Chief Executive Officer discretion for individual performance and achievement. Payout factors achieved ranged from 23% to 50% of base salary.
Predecessor Fuel Systems Solutions Inc. STI
Under the Merger Agreement, the fiscal 2016 year metrics for Fuel Systems Solutions Inc. were in continuity with the pre-merger policy which differed from that used in predecessor Westport Innovations Inc.
Fuel Systems Solutions Inc.’s annual STI cash bonus program aligned executive officer performance metrics to revenue, gross profit, adjusted EBITDA and net inventory turnover. The STI program required the group to at a minimum achieve 70% of the defined adjusted EBITDA metric before payouts could occur, this threshold was met. The Automotive and Industrial group STI program bonus pool was paid out at 8.5%.
Payout amounts for the Chief Executive Officer and each NEO are listed in the "Executive Compensation Figures & Tables" section.
LONG-TERM INCENTIVES ("LTI")
The HRC Committee believes that long-term equity incentives are an effective strategy to support long-term employee retention and reward shareholder value creation. LTI's should comprise a significant non-cash competitive element of total direct compensation for senior management as it represents a balanced reflection of shareholder returns, financial performance and the importance of retention through multi-year vesting provisions.
In deciding upon the design and magnitude of long-term incentives, the HRC Committee takes into account several factors: the design must be aligned with shareholder value; the design must be supportive of the Corporation's business goals and strategic plan; and the design must be retentive. In applying these criteria, the HRC Committee takes into account market data, information and recommendations from its Compensation Consultant, and information provided by management. Based on its review of the foregoing, the HRC Committee approves the grants of LTI awards for the NEOs, other executives and other key employees. Grant levels are typically assessed on annual basis and previous grants of equity awards are taken into account when considering new grants.
In 2010, Shareholders approved the Corporation’s current omnibus incentive plan (the "Omnibus Plan"), which superseded the previous Share Unit and Stock Option Plans (as defined below). The Omnibus Plan is designed to allow flexibility to the Board of Directors to issue a variety of equity-based incentives to align compensation with shareholder interests over the long-term.
Equity grants typically cannot be exercised immediately on award. They can only be converted to Common Shares after the conditions for vesting are met. Because many countries apply punitive taxation

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Section 4: Compensation of Executive Officers | Discussion & Analysis | Elements of Our Executive Compensation Program

to compensation that is deferred past three years from its award, equity grants typically vest before the third anniversary of their grant, often with interim partial vesting.
Previous LTI awards under the Omnibus Plan to employees typically included RSUs that would vest over three years. Like many public companies, the Corporation’s past typical practice has been to vest grants 1/3 on each annual anniversary. Each RSU converts to one Common Share when vested. RSUs are typically used as retention awards and to align employees with long-term shareholder value creation. The actual economic value of an RSU grant is only finally determined when the RSU are converted to Common Shares or settled in cash. When an RSU vests and converts to Common Shares, income tax is due on the entire amount and the Corporation typically sell Common Shares on the market on behalf of the employee to cover the withholding taxes. Director RSUs typically vest ½ on grant date and ½ on the one-year anniversary of grant date.
PSUs have also been granted and are designed to deliver a variable number of Common Shares (and potentially no Common Shares) on vesting. Previously, PSUs have been used to reward senior executives for exceptional long-term performance against strategic milestones. PSUs are therefore subject to a performance based payout scale linked to attaining certain targets related to the corporate strategy, and in challenging market conditions, prior year PSU grants may end up in no Common Shares actually vesting.
Fiscal Year 2016 Usage
During fiscal year 2016: 684,402 RSUs were granted, 653,532 post-Merger LTI equity awards were granted to exchange predecessor Fuel Systems Solutions Inc. equity grants and awards exercisable for 30,870 other Common Shares were granted (of which 20,000 were eventually forfeited).
There were no other LTI equity awards in Fiscal 2016 as there was no LTI program in place. Given the challenging situation the Corporation faced in 2016, and the multi-year LTI retention award made in 2015, no further LTI awards were granted as part of executive compensation in 2016.
OTHER BENEFITS
In addition to the executive compensation program described above, the Corporation's executives participate in the Corporation-wide employee benefit programs, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the Corporation's matching of a long-term savings plan. These programs are offered to all employees. Westport Fuel Systems offers an additional executive health and wellness benefit to its executives. The Corporation does not offer a defined benefit pension plan to its executives. In addition, Westport Fuel Systems offers only limited benefit and perquisites, and current offerings to our NEOs are consistent with market practice.

PAYMENTS UPON TERMINATION
In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport Fuel Systems’ NEOs are entitled to an amount of compensation as outlined in the "Employment Agreements – Termination and Change of Control" section of this Circular.
SHARE OWNERSHIP REQUIREMENTS
Westport Fuel Systems requires its directors and executive officers to hold equity in the Corporation to align their interests with those of shareholders:

•	Westport Fuel Systems non-employee directors are required to hold a minimum of three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period;

•
each of Westport Fuel Systems executive officers, with the exception of the Chief Executive Officer, is required to hold a minimum of one times his or her annual base salary in Common Shares or Units, to be acquired over a five-year period; and

•	the Chief Executive Officer is required to hold a minimum of three times his annual base salary in Common Shares, Units or Options, to be acquired over a five-year period.

28 | WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Figures & Tables | Attained Pay Vs. Reported Nominal Pay

Executive Compensation Figures & Tables
Fiscal 2016 Summary     Compensation Table
The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in fiscal years 2014, 2015 and 2016.
The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil.
Attained Pay versus         Reported Nominal Pay
Given that a significant portion of the compensation of our NEOs is performance-based and "at risk" provided below is a supplemental table to illustrate the difference between the data required to be reported as compensation granted to our NEOs, compared to the compensation actually attained by such executive officers for the 2014 to 2016 fiscal years.

NEO ATTAINED PAY VERSUS GRANTED PAY
(figures in U.S. dollars)	Fiscal Year	Compensation		Attained as % of Reported
		Reported(1)	Actual Attained (2)
Nancy Gougarty	2016	853,720	853,720	100%
	2015	6,665,598	516,283	8%
	2014	2,199,808	953,153	43%
David Demers	2016	2,551,249	2,551,249	100%
	2015	5,800,341	1,276,661	22%
	2014	5,795,156	1,554,062	27%
Ashoka Achuthan	2016	558,144	558,144	100%
	2015	2,449,693	399,922	16%
	2014	1,591,001	667,595	42%
Andrea Alghisi	2016	500,895	332,332	66%
	2015	n/a	n/a	n/a
	2014	n/a	n/a	n/a
Thomas Rippon	2016	524,983	524,983	100%
	2015	1,357,465	332,579	25%
	2014	1,398,798	528,048	38%
Jack Keaton	2016	499,544	499,544	100%
	2015	1,107,324	307,167	28%
	2014	880,126	350,747	40%

1.	As reported in the Summary Compensation Table.

2.
Amounts reported in the calculation of actual attained compensation include (a) base salary, (b) bonus (STI) and (c) the value of RSUs or PSUs that have vested during the year, plus amounts reported in the All Other Compensation column in the Summary Compensation Table for the respective years

NEO SUMMARY COMPENSATION
(figures in U.S. dollars)	Year	Salary (1)	Share-based awards (2)	Non-equity incentive plan (3)	All Other (4)	Total (5)
Nancy Gougarty CEO (6)	RSU	—	—	—	—	—
	PSU	—	—	—	—	—
	2016	650,000	—	140,000	63,720	853,720
	RSU	—	4,099,543	—	—	—
	PSU	—	2,049,772	—	—	—
	2015	450,130	6,149,315	—	66,153	6,665,598
	RSU	—	1,162,659	—	—	—
	PSU	—	506,754	—	—	—
	2014	497,810	1,669,413	0	32,585	2,199,808
David Demers Former CEO (7)	RSU	—	—	—	—	—
	PSU	—	—	—	—	—
	2016	288,912	—	—	2,262,337	2,551,249
	RSU	—	3,552,937	—	—	—
	PSU	—	1,776,469	—	—	—
	2015	466,201	5,329,406	—	4,734	5,800,341
	RSU	—	3,662,340	—	—	—
	PSU	—	1,493,626	—	—	—
	2014	633,576	5,155,966	—	5,614	5,795,156
Ashoka Achuthan CFO (8)	RSU	—	0	—	—	—
	PSU	—	0	—	—	—
	2016	400,000	—	90,000	68,144	558,144
	RSU	—	1,366,514	—	—	—
	PSU	—	683,257	—	—	—
	2015	349,979	2,049,771	—	49,943	2,449,693
	RSU	—	836,449	—	—	—
	PSU	—	337,836	—	—	—
	2014	368,542	1,174,285	—	48,174	1,591,001
Andrea Alghisi COO (9)	RSU	—	137,513	—	—	—
	PSU	—	0	—	—	—
	2016	281,408	137,513	31,050	50,924	500,895
	RSU	—	—	—	—	—
	PSU	—	—	—	—	—
	2015	—	—	—	—	—
	RSU	—	—	—	—	—
	PSU	—	—	—	—	—
	2014	—	—	—	—	—
Thomas Rippon Executive VP	RSU	—	—	—	—	—
	PSU	—	—	—	—	—
	2016	337,120	—	168,560	19,303	524,983
	RSU	—	683,257	—	—	—
	PSU	—	341,629	—	—	—
	2015	313,837	1,024,886	—	18,742	1,357,465
	RSU	—	757,167	—	—	—
	PSU	—	255,723	—	—	—
	2014	340,909	1,012,890	22,727	22,272	1,398,798
Jack Keaton Executive VP (10)	RSU	—	—	—	—	—
	PSU	—	—	—	—	—
	2016	362,500	—	97,500	39,544	499,544
	RSU	—	533,438	—	—	—
	PSU	—	266,719	—	—	—
	2015	274,500	800,157	—	32,667	1,107,324
	RSU	—	411,317	—	—	—
	PSU	—	267,752	—	—	—
	2014	197,083	679,069	—	3,974	880,126

1.	Annual base salaries for the NEOs as at December 31,2016 (or as at the departure date for Mr. Demers) were US$650,000, C$700,000, US

WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR | 29

Section 4: Compensation of Executive Officers | Figures and Tables | Attained Pay Vs. Reported Nominal Pay

$400,000, €400,000, C$455,000, and US362,500 for Ms. Gougarty, Mr. Demers, Mr. Achuthan, Mr. Alghisi, Mr. Rippon, and Mr. Keaton, respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.

2.
Share based awards include both RSUs and PSUs, and are disclosed separately in the table above to provide additional information. Values of the RSUs are determined by multiplying the number of RSU's by the Toronto Stock Exchange closing price of the Common Shares on the date of the award converted to US dollars using the respective year's average exchange rate. For PSU awards an alternative method was used to value PSU awards, which was determined to be a more accurate representative of the value of such awards on the date of grant.

The 2015 PSU grant has been valued in the table above using a 50% probability of achieving performance criteria.
The January 2014 PSU grant has been valued in the table above using a 25% probability of achieving the performance criteria but we note that the final result was a zero payout score on this specific grant and these awards have been canceled.
Similarly, the October 2014 PSU grant was awarded to all NEOs and was valued in the table above using 75% probability of achieving performance criteria though the final result was a zero payout score on this specific grant and these awards have been canceled.

3.
This represents Westport Fuel Systems short-term incentive awards. Fiscal 2016 annual bonuses earned were US$140,000, $0, US$90,000, €37,260, C$227,500, and US$97,500 for Ms. Gougarty, Mr. Demers, Mr. Achuthan, Mr. Alghisi, Mr. Rippon, and Mr. Keaton, respectively. These amounts were accrued in fiscal 2016 but will be paid to the NEOs during the fiscal year ended December 31, 2017. Excluding Mr. Rippon's 2014 STI award, no cash bonuses were accrued for Fiscal 2015 and 2014.

4.
The column entitled "All Other Compensation" includes Westport Fuel Systems contributions to each NEO's long-term savings plan. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. Perquisites received by the NEOs in each 2014, 2015 and 2016 did not exceed the lesser of $50,000 in the aggregate and 10% of the total annual salary and bonuses and are therefore not reported in the table.

5.
The total accessible compensation (salary and bonus) earned for Fiscal 2015 is $790,000, $228,912, $490,000, $258,173, $505,680, and $460,000 for Ms. Gougarty, Mr. Demers, Mr. Achuthan, Mr. Alghisi, Mr. Rippon, and Mr. Keaton, respectively. Total compensation values include the deemed value of all Unit awards granted during the year, only a portion of which vested during the year.  The actual value of Unit grants cannot be determined until the Units are converted to Common Shares and sold. Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the Units were converted and sold on the date of grant.

6.	"All Other Compensation" for Ms. Gougarty during the year ended December 31, 2016 includes a $12,064 car allowance.

7.
“All Other Compensation” for Mr. Demers during the year ended December 31, 2016, includes a $121,705 vacation pay entitlement following his departure in July 2016. Additionally as part of Mr. Demers departure Mr. Demers entered into a settlement and consulting agreement for a total of $2,136,484.

8.	"All Other Compensation" for Mr. Achuthan during the year ended December 31, 2016 includes a $24,615 housing allowance.

9.	"All Other Compensation" for Mr. Alghisi during the year ended December 31, 2016 includes a $15,535 car allowance and a $2,324 housing allowance.
10. "All Other Compensation" for Mr. Keaton during the year ended December 31, 2016 includes a $9,749 housing allowance.

Following the formula specified in Form 51-102F6 disclosure requirements, the aggregate cash compensation (salary and bonus) earned by the NEOs during the financial year ended December 31, 2016 was $2,847,050. The total compensation including the date of grant value for all equity awards and all other compensation earned by the NEOs during the financial year ended December 31, 2016 was $5,488,535.
Incentive Plan Awards
OUTSTANDING SHARE-BASED AWARDS AS OF DECEMBER 31, 2016

MANAGEMENT INCENTIVE PLAN SHARE-BASED AWARDS
(figures in U.S. dollars)	Non-vested		Vested, Non-Payout/Distributed
	Qty(1)	Market/Payout Value(2)	Qty	Market/Payout Value
Nancy Gougarty	1,564,700	$1,768,111	51,374	$58,053
David Demers	—	—	978,381	1,105,571
Ashoka Achuthan	540,967	611,293	93,337	105,471
Andrea Alghisi	74,265	83,919	—	—
Thomas Rippon	284,430	321,406	71,619	80,929
Jack Keaton	223,916	253,025	30,182	34,106

1.
Represents the numbers of Units or Common Share awards that either vest based on time or market criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used.

2.
This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2016 ($1.13). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed. For unvested PSUs, a conversion ratio of one PSU to one Common Share of the Corporation has been used where the measurement date and criteria has not been determined. The actual conversion ratio varies from 0 to 1.5 based on the performance measurement criteria related to the respective LTI Program grant.

During the year ended December 31, 2016, employees of the Corporation were granted (including grants made to NEOs) 684,402 Units. The value of PSU awards was calculated using a valuation model according to U.S. generally accepted accounting principles, while the value of RSUs is based on the fair market value on the date of the grant. The fair value of Unit awards granted during the year ended December 31, 2016 were C$2.90.

30 | WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Figures And Tables | Incentive Plan Awards

VALUE VESTED OR EARNED DURING THE YEAR

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED
(figures in U.S. dollars)	During the Year
	Share-based Awards: Value Vested(1)	Non-equity Incentive Plan Compensation: Value Earned
Nancy Gougarty	118,167	140,000
David Demers(2)	1,185,474	—
Ashoka Achuthan	77,654	90,000
Andrea Alghisi	0	31,050
Thomas Rippon	47,567	168,560
Jack Keaton	149,690	97,500

1.	This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units. No PSUs vested during the year.

2.	Following his' departure, Mr. Demers received accelerated vesting for 691,200 Common Shares with a value of $1,048,687.
Employment Agreements: Termination & Change in Control
Each executive officer has signed an employment contract which includes standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport Fuel Systems without cause, each of the NEOs is entitled to an amount ranging from twelve to twenty-four months of salary and benefits, may be entitled to annual bonus and may be entitled to immediate vesting of all unvested Options and Units previously granted to the NEO, as further described below.
In the event of termination of any eligible recipient's employment with Westport Fuel Systems without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but unexercised Units.
Ms. Gougarty is entitled to an amount, in a lump sum, of a payment equal to the amount of base salary and bonus target (prorated) that would otherwise have been payable from the date of termination to the earlier of December 31, 2018, or 18 months after the date on which Westport Fuel Systems gives notice of termination (the lesser period being the “Severance Period”).  In addition, in the event of termination Ms. Gougarty will continue to be entitled to vesting of all RSUs that vest during the Severance Period, on the originally proscribed vesting date.

Mr. Achuthan is entitled to an amount equal to the sum of twelve months base salary plus the cost of benefits for twelve months in the event of such termination.
Mr. Alghisi is entitled to 140,000 euros to be paid over a 12 month non-compete period in the event of termination.
Mr. Rippon is entitled to receive six months’ salary plus six months’ cost of benefit coverage in the first year, increasing to nine months’ salary plus nine months’ cost of benefits coverage after one year of full time employment and further increasing to a maximum of twelve months’ salary plus twelve months’ cost of benefits coverage after two years of full time employment. Mr. Rippon is also entitled to reimbursement of expenses up to a maximum of $10,000 CDN to relocate back to the United States.
Mr. Keaton does not have a defined termination provision in his agreement except that the Corporation must provide ninety days’ notice, or payment in lieu thereof. Mr. Keaton is also entitled to reimbursement of expenses up to a maximum of $10,000 CDN to relocate back to the United States.
Ms. Gougarty has a change in control provision as set out in Westport Fuel Systems Change in Control policy, and the termination of her employment and all payments, severance, equity acceleration and any other benefit or entitlement arising therefrom, will be governed by Westport Fuel Systems Change in Control policy, as described below, however, and notwithstanding anything to the contrary, she will receive no less than the termination payment set out in her employment agreement.
Mr. Achuthan has a change in control provision in his employment agreement that if he is terminated following a change in control, he is entitled to a severance amount equal to twelve months’ base salary plus the cost of benefits for twelve months.
Messrs. Alghisi, Rippon and Keaton do not have specific change in control provisions in their agreements however; they are covered under Westport Fuel Systems Change in Control Policy (see above).
In February of 2013, the HRC Committee passed a resolution providing that, in the event of termination of any eligible recipient's employment with Westport Fuel System without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but unexercised Units.
Westport Fuel Systems has a Change in Control Policy intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation.  The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, vice

WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR | 31

Section 4: Compensation of Executive Officers | Figures & Tables | Employment Agreements

presidents of the Corporation and certain affiliated entities as well as to certain other officers who are on fixed-term contracts and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination".  "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing six (6) months prior to the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment in an amount equal to the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and healthcare benefits in effect for the executive as at the termination date, together with any accrued but unpaid salary as at the termination date. Pursuant to the policy, all unvested equity awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being treated as satisfied at a level of 100% of granted value. To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.
The following tables set forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2016, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2016, as per such person's employment agreement or Westport Fuel Systems Change in Control Policy.

TERMINATION OF EMPLOYMENT WITHOUT CAUSE
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
Nancy Gougarty	650,000	487,500	920,611	2,058,111
David Demers(3)	2,136,484	—	1,048,688	3,185,172
Ashoka Achuthan	423,529	—	—	423,529
Andrea Alghisi	442,582	—	—	442,582
Thomas Rippon	354,841	—	—	354,841
Jack Keaton	90,625	—	—	90,625

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
Nancy Gougarty	650,000	325,000	1,768,111	2,743,111
David Demers	n/a	n/a	n/a	n/a
Ashoka Achuthan	423,529	200,000	611,293	1,234,822
Andrea Alghisi	442,582	221,291	83,919	747,792
Thomas Rippon	337,120	168,560	321,406	827,086
Jack Keaton	362,500	181,250	253,025	796,775

1.
The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as at December 31, 2016 ($1.13). For unvested PSUs, a conversion ratio of one PSU to one Common Share of the Corporation has been used where the measurement date and criteria has not been determined.

2.
Total compensation due upon termination of employment in the event of a change in control does not include the sum of benefits. Based on Westport Fuel Systems benefit programs only coverage of British Columbia medical service plan and extended health benefits would be compensated for the period.

3.	The following figures represent the actual payout following Mr. Demers departure on July 22, 2016.

32 | WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Performance Graphs

Performance Graph
The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPRT" since November 10th, 2016, and prior to that "WPT" since June 30, 1999, and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. Prior to June 30, 1999, the Common Shares were traded on The Alberta Stock Exchange. The following graph and table is a reporting requirement under Canadian securities laws and compares the change in the cumulative total Shareholder return on the Common Shares over the period from January 1 ,2012 to December 31, 2016 (assuming a $100 investment was made on December 31, 2010 at the opening price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends.

PERFORMANCE TABLE
(valued in CDN$)	2011	2012	2013	2014	2015	2016
S&P/TSX Composite Total Return Index	100.00	107.19	121.11	133.90	121.98	148.64
Westport Fuel Systems Common Stock	100.00	77.94	61.56	13.00	8.23	4.50
Sources: S&P, TMX
Though Westport Fuel Systems stock has seen a significant dip in performance when compared with the TSX, this dip has been reflected in Westport Fuel Systems executive compensation as seen with the drop in total reported pay in the NEO Compensation table. In addition, the NEO Attained Pay versus Granted Pay table shows that actual attained pay was significantly lower than the reported pay in the years 2015 and 2014 due to Westport Fuel Systems compensation to executives based on performance.

Equity Compensation Plans
Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets forth, as at December 31, 2016, information in respect of the equity compensation plans of Westport (being the Omnibus Plan, Westport Fuel Systems prior stock option plan and the unit plan described below under the heading "Share Unit Plan" (the "Share Unit Plan"), under which Common Shares are authorized for issuance as well as the percent of the issued and outstanding Common Shares represented by that number of Common Shares:

COMPENSATION PLANS USING COMMON SHARES
	Securities to be issued (1), (3)	Weighted-average exercise price(2)	Securities remaining for future issuance(4)
Omnibus Plan	6,641,659	—	2,057,585
Share Unit Plan	29,672	—	—
Total	6,671,331	—	2,057,585

1.
The Securities to be issued column includes 6,740 phantom awards which, when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares. In addition it includes 1,695,000 Common Shares associated to the May 2015 PSUs that can have a conversation ratio up to 150%. For more information on these shares please see footnote 3.

2.	The awards in the Omnibus Plan and Share Unit Plan are RSUs and PSUs and don’t require the holder to pay a strike price.

3.
Given the challenging business environment, and in an effort to mitigate retention risk concerns, in May 2015, the HRC Committee awarded an extraordinary grant of RSUs and PSUs through a pull-forward of the normal annual executive grant for a multi-year period. At the time of the grant, insufficient awards were available under the Omnibus Plan to accommodate the entire approved award, therefore, as a result, in the case of the PSUs, granted an additional vesting condition was attached to the grant such that the applicable PSUs will not vest or be exercisable for shares of Common Shares until Shareholder approval has been received for an adequate number of awards available under the Omnibus Plan in an amount sufficient to accommodate the aggregate grant to all awardees, with an option for awards to be settled in shares or cash or a combination thereof at the Corporation’s discretion. The total number of shares that have this additional vesting condition at December 31, 2016 is 1,695,000 .

4.
Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in the "Shares to be Issued" column. This number does not include the 1,695,000 Common Shares mentioned above in footnote 3.

Westport Fuel Systems currently has in place one active equity-based compensation plan, the Omnibus Plan, which is described in more detail below. There are also two inactive equity-based compensation plans, the Stock Option Plan and the Share Unit Plan (amended in 2009), both of which are described in more detail below. There are no equity compensation plans which have not been approved by Shareholders.

WESTPORT FUEL SYSTEMS INC. 2016 MANAGEMENT INFORMATION CIRCULAR | 33

Section 4: Compensation of Executive Officers | Equity Compensation Plans | Westport Omnibus Plan

Westport Fuel Systems Omnibus Plan
On April 23, 2010, the Board of Directors approved and Shareholders subsequently ratified the Omnibus Plan. The Omnibus Plan expires on July 15, 2020. The Omnibus Plan was further amended and approved by Shareholders at Westport Innovations Inc., a predecessor of Westport Systems, annual and special meeting held on April 11, 2013 to increase the number of Common Shares available for grant pursuant to Awards (as defined below) by 4,973,355 Common Shares, and on April 30, 2015 by 1,900,000 Common Shares. In addition, on March 18, 2016, Shareholders approved the amendment of the Omnibus Plan to increase the number of awards available for grant pursuant to the Omnibus Plan by such amount was is required to permit the assumption by the Corporation's previously outstanding equity-based awards in connection with the Merger, upon close of the merger this amount was calculated as 653,532 shares. The Omnibus Plan contains the following general terms:

1.
The Omnibus Plan allows for grants of Options (including incentive stock options for U.S. tax purposes), share appreciation rights ("SARs"), deferred share units, phantom stock, bonus stock, PSUs and/or time-based RSUs and other stock or performance-based awards (each, an "Award"). SARs may be granted on a stand-alone basis or in tandem with Options.

a.
Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related Option), a participant will be entitled to, payment equal to the excess of the market value of a Common Share on the date of exercise over the subscription or base price under the SAR. The Award may specify whether settlement will be in cash, in Common Shares or a combination of cash or Common Shares.

b.
Each RSU or PSU granted under the Omnibus Plan generally represents one Common Share. Unless otherwise determined by the HRC Committee, vested Units are required to be settled as soon as practicable following receipt by Westport Fuel Systems of notice of exercise of such Award (subject to certain maximum time limits) by delivery of a Common Share for each vested Unit or payment of a cash amount equal to the market value of a Common Share at the time of settlement, as specified in the Award. The Award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.

c.
PSUs and other Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code (the "Internal Revenue Code") generally will require the amount payable (or Common Shares issuable) be conditional upon the achievement of performance goals.

2.
The Stock Option Plan and Share Unit Plan provide for grants to be approved by the Board of Directors. The Omnibus Plan generally follows that approach; however, in certain instances, determinations by a Committee comprised of independent directors will be crucial. Thus, the Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:

a.
the HRC Committee will have the power to evaluate the Chief Executive Officer's awards and performance relating thereto and to determine Awards under the Omnibus Plan for grant to the Chief Executive Officer. For other executive officers, the HRC Committee shall make recommendations to the Board of Directors with respect to Awards; and

b.
the HRC Committee will determine performance goals for Awards intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code to the Chief Executive Officer and the three highest paid officers, other than the Chief Executive Officer and Chief Financial Officer.

3.
Awards cannot be granted at less than market value, which is defined for Awards stated in Canadian dollars as the closing price of the Common Shares on the TSX on the last trading day prior to the relevant date, and for Awards stated in U.S. dollars as the closing price of the Common Shares on the NASDAQ on the last trading day prior to the relevant date.

4.
The Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including with respect to vesting (e.g., vesting may be set on any schedule and on any criteria, including performance). Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria or any combination of the foregoing, provided that:

a.	performance conditions to vesting of any portion of an Award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year;

b.
with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to common Shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading "Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation" determined by the HRC Committee or the Board of Directors (subject to the terms of the Omnibus Plan) on or prior to the effective date of such Award or as of any later time permitted under Section 162(m) of the Internal Revenue Code; and

c.	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.

5.	The Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in "Plan Limitations" below.

6.
The Omnibus Plan provides that either the Board of Directors or the HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon a change of control of Westport Fuel Systems. With respect to Awards made under the Omnibus Plan, a "change of control" is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Common Shares or voting power of the then outstanding voting securities of the Corporation (with certain

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exclusions); members of the Corporation's then "incumbent board" ceasing to be a majority of the Board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries; a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis); or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Common Shares and voting securities own more than 50% of the "resulting entity" from the transaction (in substantially the same proportions), the members of the "incumbent board" of the Corporation continue to hold a majority of the board seats of the "resulting entity" and no other person owns more than 50% of the Common Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.

7.	The Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

8.
The Omnibus Plan allows Awards other than Options to have up to ten-year terms and Options to have five-year terms, provided that if the term of any Award is to expire during a trading "blackout" established by Westport Fuel Systems or pursuant to any lock-up agreement or similar trading restriction or within ten business days thereafter, the expiry date of such Award shall be extended to ten business days following the end of the applicable blackout period.

DEFERRED SHARE UNITS
The Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of deferred share units. Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Omnibus Plan.
TERMINATION OF EMPLOYMENT OR SERVICE
Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•
if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport Fuel Systems legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award, if any, or the 90th day after termination;

•	if the employment or service is terminated by retirement, the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the date specified in the Award and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan;

•
if employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award or during the one-year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an Award as provided above) and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan; and

•
if employment or service is terminated for cause, in the opinion of Westport Fuel Systems legal counsel, any unvested Award granted pursuant to the Omnibus Plan shall be cancelled and all rights thereunder terminated.

The Omnibus Plan allows the Board of Directors (or the HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of Awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).
PLAN LIMITATIONS
With respect to the current Omnibus Plan, the number of Common Shares that have been authorized for issuance in connection with Awards since the adoption of the Plan is 10,553,532 (9.6% of the issued and outstanding Common Shares). As at May 8, 2017, an aggregate of 6,293,762 Awards were outstanding under the Omnibus Plan (representing 5.7% of the then issued and outstanding Common Shares), leaving 2,217,417 Awards available for future grants (representing 2.0% of the then issued and outstanding Common Shares). In addition to this number, 1,670,000 outstanding PSU Awards (carrying a maximum award of 2,505,000 shares at a 150% payout) were granted on May 28, 2015 but are subject to vesting conditions such that such these Awards will not vest or be exercisable until such time as shareholders have approved an increase in awards available for grant pursuant to the Omnibus Plan in a sufficient amount to allow for such Awards.
For the purposes of calculating the Award limits specified above:

•
Common Shares subject to an Award granted under the Stock Option Plan or Share Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation;

•
Awards that use the price of Common Shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of Common Shares) shall be treated as covering the applicable number of Common

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Shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated. Upon settlement in cash or termination of such Award, the Common Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation;

•
all Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Common Shares pursuant to the terms of an Option will reduce the number of Common Shares available for issuance pursuant to Options;

•	any Common Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;

•	any Common Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and

•	any Common Shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport Fuel Systems shall not be counted against the above limitation.
Awards are also subject to the following limitations:

•	The aggregate number of Common Shares subject to:

1.	option or SAR awards granted under the Omnibus Plan; or

2.	issued pursuant to performance awards,

3.
during any consecutive thirty-six (36) month period to any one participant under the Omnibus Plan shall not exceed, in respect of each of such Awards, 500,000 Common Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code); and

4.	the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Omnibus Plan shall not exceed US$3,000,000.
For as long as the Common Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval and security-based compensation arrangements apply to the Corporation, namely:

•
the number of Common Shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time under the Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Common Shares, respectively;

•
the number of Common Shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates, if legally required) within any one year period under the Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Common Shares; and

•	the number of Common Shares issued to non-employee directors under the Omnibus Plan shall not exceed 250,000 and the annual equity Award value of Common Shares granted to non-employee directors shall not exceed $1,000,000 per non-employee director in the aggregate over the life of the Omnibus Plan.
For these purposes, "insider" generally means a director or officer, a director or officer of an insider or of one of Westport Fuel Systems subsidiaries or a person (or group) holding greater than 10% beneficial ownership of voting securities. Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.
LIMITATIONS ON REPRICINGS OR EXTENSION OF TERM OF INSIDER AWARDS; TRANSFERABILITY
The exercise price for Options issued to insiders (as referred to "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior Shareholder approval. Awards to other non-insider employees may also be limited.
If the rules of a stock exchange on which the Common Shares are being traded require Shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.
Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession. The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities. No transfer of Options may be made unless permitted by Section 422 of the Internal Revenue Code.
ELIGIBILITY
All non-employee directors, executive officers, employees and consultants may become eligible for Awards under the Omnibus Plan.
AMENDMENTS & TERMINATION
The Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Omnibus Plan, subject to applicable legal or stock exchange requirements. The Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, Shareholder approval will be required for the following types of amendments:

•
any amendments which would result in the exercise price for any Award granted under the Omnibus Plan being lower than the market value of the Common Shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Award's value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

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•
any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Award's value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Common Shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower exercise price from that of the original Option or SAR or another Award or cash payment;

•	any amendment extending the term of an Award beyond its original expiry date, except as otherwise permitted by the Omnibus Plan;

•
any amendment extending eligibility to participate in the Omnibus Plan to persons other than executive officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;

•
any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a RRSP, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of Common Shares that may be subject to issuance at any given time in connection with Awards granted under the Omnibus Plan;

•	any amendment to the amendment provisions;

•	the adoption of any Option exchange involving Awards; and

•	any other amendment required to be approved by Shareholders under applicable law or rules of a stock exchange.
Shareholder approval for amendments to the Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•
amendments of a technical, clerical or "housekeeping" nature, including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

•
amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Omnibus Plan, including, without limitation, the method or manner of exercise of any Award;

•	any amendments to the vesting provisions of the Omnibus Plan or any Award;

•	any amendments to the early termination provisions of the Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

•
any amendments in the termination provisions of the Omnibus Plan or any Award, other than an Award held by an insider, in the case of an amendment extending the term of an Award, provided any amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

•
the addition of any form of financial assistance by Westport Fuel Systems for the acquisition by all or certain categories of participants of Common Shares under the Omnibus Plan, and the subsequent amendment of any such provision;

•
the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Omnibus Plan reserve;

•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport Fuel Systems;

•	amendments necessary to suspend or terminate the Omnibus Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of the stock exchanges.
PERFORMANCE VESTING CONDITIONS FOR AWARDS INTENDED TO QUALIFY AS PERFORMANCE-BASED COMPENSATION
Awards granted under the Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport Fuel Systems with respect to annual compensation required to be taken into account under Section 162(m). Such Awards would be subject to the attainment of pre-established performance goals. Such goals may include, without limitation, elements that reference the performance by Westport Fuel Systems or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance. The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Internal Revenue Code and the related regulations. Performance goals may differ among awards designed to be "performance-based compensation" and among different participants.
A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). To the fullest extent allowed by law, the Omnibus Plan allows performance goals to be established based on individual goals and performance

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in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment. The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.
Unless an adjustment would affect the status of an Award as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occur during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport Fuel Systems MD&A of financial condition and results of operations appearing in the Corporation's periodic reports under the Exchange Act for the applicable period
TERM
The Omnibus Plan is effective with respect to grants of Awards issued before July 15, 2020. The Board of Directors has the power, at any time, to amend, suspend or terminate the Omnibus Plan, subject to the above-detailed restrictions.
Share Unit Plans
With the adoption of the Omnibus Plan on July 15, 2010, Westport Fuel Systems no longer grants any Units under the Share Unit Plan but Units outstanding under the Share Unit Plan remain outstanding and unaffected. This discussion is provided for historical reference. No further equity compensation grants are expected under the Share Unit Plan and all future equity compensation grants are expected to be issued under the Omnibus Plan, as described above.
As at December 31, 2016, an aggregate of 29,672 Units were outstanding under the Share Unit Plan, representing 0.03% of the then issued and outstanding Common Shares. As at May 8, 2017, an aggregate of 29,672 Units were outstanding under the Share Unit Plan, representing 0.03% of the then issued and outstanding Common Shares.
A Unit granted pursuant to the Share Unit Plan entitles the holder, subject to the terms and conditions of the plan and the holder's unit agreement, to receive one fully paid Common Share. The fixed maximum number of Common Shares reserved for issuance under the Share Unit Plan is 2,142,856.
The current terms of the Share Unit Plan provide that:

a.	Units may not be granted to satisfy retainers payable to directors of Westport Fuel Systems or in lieu of cash payments;

b.	Units may not be granted for selected consulting or contract services; and

c.
the number of Common Shares reserved for issuance to insiders under the Share Unit Plan and all other share compensation arrangements may not exceed 10% of the outstanding Common Shares and that the number of Common Shares issued to insiders under the Share Unit Plan or any other share compensation arrangement shall not exceed 10% of the outstanding Common Shares within any one-year period.

The Board of Directors has the discretion to select the participants to participate in the Share Unit Plan, grant Units and impose such restrictions, vesting periods and provisions, and other conditions on the Units as it determines. The Share Unit Plan also stipulates that:

a.
the number of Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (British Columbia)) under the Share Unit Plan or any other Westport Fuel Systems share compensation arrangement, within a one year period, shall not exceed 5% of the outstanding Common Shares; and

b.
the number of Common Shares that may be issued under the Share Unit Plan to the directors of Westport Fuel Systems (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate.

The Board of Directors may generally amend or revise the terms of the Share Unit Plan, subject to receipt of all necessary approvals, provided that no such amendment or revision shall materially adversely affect the rights of any participant under the plan. The Board, without the approval of Shareholders, may amend the terms of the Share Unit Plan to make amendments of a clerical or housekeeping nature, provide for termination or suspension of the Share Unit Plan, to respond to changes in legislation, provide for adjustments to outstanding Units in the event of certain transactions, amend the manner of exercise of Units and adjustments to reflect stock splits, stock dividends or other alterations of capital of Westport Fuel Systems, amongst other things. Notwithstanding the foregoing, Shareholder approval will be required in respect of any amendment that:

a.	increases the number of Common Shares reserved for issuance under the Share Unit Plan;

b.	extends the term of a Unit beyond the maximum expiry date set out in the Share Unit Plan;

c.	extends eligibility to participate in the Share Unit Plan to persons other than officers, directors or employees of Westport Fuel Systems;

d.	extends the total value of Units which may be granted to non-executive directors under the Share Unit Plan;

e.	permits transfers of Units other than for normal estate settlement purposes or to a tax deferred plan;

f.	permits awards other than Units under the Share Unit Plan; or

g.	amends the amendment provisions of the Share Unit Plan.

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The Units under the Share Unit Plan expire on the date of the expiration of the set expiration period as set by the Board of Directors, provided that no Unit shall be exercisable for a period exceeding ten years from the grant date. If a Unit expires during a blackout period imposed by Westport Fuel Systems, the expiry date of the Unit is extended for ten business days after the end of the last day of the blackout period. Also, if the Unit expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the Unit expires four business days after the end of the blackout period, the expiry date for that Unit is extended by an additional six business days. Units or any rights or interest of a holder under the Share Unit Plan may be assigned, encumbered or transferred to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the holder by will or by the laws of succession and distribution. Units or any rights or interest of a holder under the Share Unit Plan may also be assigned to the extent permitted by law or the rules of any applicable stock exchange or regulatory authority.

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Section 5: Additional Information

Section 5:     Additional Information
Except as otherwise specified herein, the information set forth in this Circular is provided as of May 8, 2017.
Additional information relating to Westport Fuel Systems is available through the internet at www.wfsinc.com and on SEDAR at www.sedar.com. The information relating to Westport Fuel Systems at www.wfsinc.com is no incorporated by reference herein. Financial information of Westport Fuel Systems is provided in the comparative financial statements and MD&A of Westport for the most recently completed financial year. Copies of the financial statements and MD&A of Westport may be obtained from Investor Relations, Westport Fuel Systems at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at: +1-604-718-2001.
DATED effective the 8th day of May, 2017.

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Section 6: Schedules & Attachments

Section 6:     Schedules & Attachments
Schedule "A"             Board of Directors' Charter
Purpose of the Charter
This Charter has been adopted by the Board of Directors (the “Board”) of Westport Fuel Systems Inc. (“WFS”) to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and WFS’s By-Laws and Articles, collectively comprise WFS's overall corporate governance framework.
Definitions
Where used in this Charter, the following terms have the following meanings:
"Executive Management" means the CEO, the CFO and other appointed officers, executive level vice presidents, and key vice presidents of WFS.
"Independent Auditor" means the independent auditor nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for WFS.
"Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect “material relationship” with WFS or any of its subsidiaries (other than his or her relationship as a Director).
Composition of the Board
The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of WFS in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors.
Directors are elected at the annual meeting of shareholders and serve a one-year term. The Independent Directors will elect the Board Chair annually at the first meeting of the Directors after the annual meeting of shareholders. If the Independent Directors select a Director as Board Chair who is not an Independent Director (which may be for reasons promoting Board effectiveness or to facilitate Board development or transitions) the Independent Directors in such case will also appoint an Independent Director as the Board's Lead Director. If so appointed, the Lead Director shall have the powers, duties and responsibilities set forth in WFS’s position description for the Lead Director, a copy of which is available on WFS’s website.
The Board may manage the responsibilities, obligations, and procedures set out in this Charter either directly or through committees of the Board. As at the date hereof, the Board has formed three major committees and delegated specific responsibilities to each committee. Those committees are: Audit, Human Resources and Compensation (“HRC”), and Nominating and Corporate Governance (“NCG”). Each committee operates under its own Charter (a copy of which is available on WFS’s website), and has a chairperson responsible for leadership and overall operation of their respective committee. There is an independent position description for the role of Committee Chair (a copy of which is also available on WFS’s website).
The Independent Directors will select two of their number to serve as the Audit Committee Chair and the HR Committee Chair for an annual term starting at the first meeting of the Directors after the annual meeting of shareholders.
Nomination and Election of Directors
Recruiting an appropriate group of people to act as Directors of a public company is a challenging task. The NCG Committee, with input from all directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.
Prospective Directors must have personal and professional integrity, skills that are relevant to WFS’s business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. To that end, the NCG Committee will annually review Board composition and requirements, individual Director contributions and potential candidates for election as WFS Directors, and recommend a slate of Directors for election by shareholders.
If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with WFS’s Majority Voting Policy (a copy of which is available on WFS’s website). Following receipt of a resignation tendered pursuant to WFS's Majority Voting Policy, the Board Chair

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shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy.
Board Independence             and Effectiveness
WFS believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for WFS to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of WFS and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where WFS shares are listed (except for any non-Independent Directors) but also independent in practice.
To that end, the Board has adopted several organizational principles:

•	The Audit Committee Chair, the NCG Committee Chair and the HRC Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.

•
Executive sessions of Independent Directors excluding management will be held at each meeting of the Board. These sessions will be led by the Board Chair (or, if the Board Chair is not an Independent Director, by the Lead Director).

•
The Board has also formed an Advisory Board to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the Directors and management. Advisory Board members will always be independent from management. Advisory Board members are independent consultants to the Board and are not Directors.

Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair (or Lead Director if the Board Chair if not an Independent Director), who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include:

(a)	Revising the Charter of the Board from time to time;

(b)	Developing position descriptions for the key positions in the WFS governance system, including that for Lead Director, Committee Chairs, and Corporate Secretary; and

(c)	Developing position descriptions for the Board Chair and the Chief Executive Officer, as well as indicators to measure their performance.

Board Leadership
The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:

•
He or she will establish an annual calendar with the Board and committee meetings scheduled at least 12 months in advance. Other meetings will be scheduled by the Board Chair with reasonable notice to all Directors.

•	He or she will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each meeting.

•
He or she will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary (unless the Board Chair is not an Independent Director, in which case the Lead Director will preside over meetings of the Independent Directors).

•	He or she will represent WFS in discussions with third parties, including WFS shareholders, business partners, suppliers, regulators and professional advisors of all kinds.

•
He or she is responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance (unless the Board Chair is not an Independent Director, in which case the Lead Director will be responsible for such assessment and actions).

If the Board Chair is not an Independent Director, then there shall be an Independent Director serving as Lead Director who will perform the duties and responsibilities set out in the Lead Director’s position description. In such a case certain of the above duties and responsibilities will be performed instead by the Lead Director as indicated in the Lead Director's position description.
Role and Responsibility of         the Board, Decisions of the Board
In general terms, the Board is responsible for the overall stewardship of WFS and is charged with overseeing the management of the business and affairs of WFS pursuant to its Bylaws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value.
Typically, matters before the Board will be decided by a majority vote of the directors present at the meeting, provided that minimum quorum is met. Notwithstanding the previous sentence, the approval of any annual capital and operating budget(s) shall require the approval of not less than 66⅔% of the members of the Board.

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The Board has responsibility for the following matters:

(d)
Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that WFS is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout WFS. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The Board also shall be consulted and provide advice with respect to the appointment by the CEO of other members of Executive Management. The Board is responsible for CEO succession planning, and for providing oversight with respect to the Executive Management team’s succession plan.

(e)
Corporate Communications: the Board has specific responsibilities under applicable laws, rules and regulations to review and approve WFS's annual financial statements, the related Management’s Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.

(f)
Risk Assessment and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by WFS and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of WFS's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of such systems and to make any recommendations to the Board.

(g)
Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of WFS and for setting its principles and processes in this regard, and has delegated primary responsibility for this to WFS’s NCG Committee.

(h)
Strategic Plan: WFS operates in a fast changing industry with new market opportunities arising constantly, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and present, no less than once a year, an updated and revised multi-year Strategic Plan for WFS. Typically, the updated plan will include input from Directors and external advisors, and be reviewed by the Board in October for approval.

(i)
Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.

(j)
Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long term best interests of WFS shareholders.

(k)
Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long term best interests of WFS shareholders.

(l)
Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique WFS culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long term success. The Board has delegated primary responsibility for this issue to the HRC Committee.

(m)
Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular to set CEO compensation and make recommendations on other Executive Management compensation programs to the Board.

Duties of Directors
The fundamental responsibility of Directors is to promote the long-term best interests of WFS and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.
All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of WFS, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long term best interests of WFS; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This document is by no means an exhaustive list of such duties and responsibilities.
Fiduciary duties are those that arise from the trust and confidence invested in them by shareholders of WFS. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all WFS matters. Decisions must be made in good faith and with the long term interests of WFS and its shareholders in mind.

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In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of WFS and have a solid understanding of the strategic plan and the financial condition of WFS.
Directors are entitled to rely in good faith on the financial statements of WFS which are represented to them by an officer of WFS or in a written report of the Independent Auditor of WFS as fairly reflecting the financial condition of WFS, and on opinions or reports of independent professional advisors.
In order to fulfill their fiduciary duties to WFS and its shareholders, each Director should: (i) prepare for and strive to attend all meetings of the Board, but in any event no less than 80% of such meetings; (ii) be sufficiently informed about the current and proposed activities of WFS; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of WFS’s activities according to their own experience and occupation.
Conflicts of Interest
A Director who is a party to a material contract or proposed material contract with WFS, or who is a Director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with WFS, must disclose this interest in writing to the Board Chair (and to the Lead Director, if the Board Chair is not an Independent Director) at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.
If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of WFS, they must disclose their interest at the first meeting of the Board after they became a Director.
Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.
A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	An arrangement by way of security for money loaned to or obligations undertaken by that Director, or by a body corporate in which that Director has an interest, for the benefit of WFS or an affiliate;

(b)	A contract relating primarily to a Director’s remuneration as a Director, officer, employee or agent of WFS or an affiliate;

(c)
A contract for indemnity or insurance with respect to a Director or officer of WFS, a former Director or officer of WFS or a person who acts or acted at WFS’s request as a Director or officer of a body corporate of which WFS is or was a shareholder or creditor;

(d)	A contract with an affiliate of WFS, provided, however, that Directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.
Any profits or gains realized by a Director as a result of their privileged position on the Board must be reimbursed to WFS, except in the case of gains resulting from contracts with respect to which that Director has complied with the obligation to disclose his or her interest and refrained from voting.
Corporate opportunity
Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to WFS, for which it has been negotiating, or which is otherwise in line with the general business pursuits of WFS.
Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by WFS, or where it was their position with WFS that led to the opportunity.
A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to WFS to participate in the transaction.
Duty of Independence
A Director must act strictly in the best interests of WFS and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of WFS, a Director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them subject to compliance with their general fiduciary duties.

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Duty of Confidentiality
Directors of WFS have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:

(n)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(o)	The Director was required or authorized by law to disclose the information;

(p)	The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or

(q)	The information was previously disclosed publicly.
Duty not to Misuse Information     or Position
Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to WFS. Directors are insiders of WFS and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public.
Securities Trading and         Insider reporting
Directors are required to comply with WFS's Trading Policy (including the blackout periods instituted under that policy) and all applicable laws, and to report to the appropriate regulatory authorities, and to WFS’s Investor Relations Lead, any changes in their direct or indirect beneficial ownership of or control or direction over securities of WFS within five days of the change.
Access to Management
Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority. If a Director feels a decision or action taken by management is incorrect, the appropriate channel for discussion and debate is through the Board Chair and the CEO.

An Effective Corporate Secretary
The Corporate Secretary will be appointed by the Board. Typically, this role will be filled by the most senior legal officer of WFS who will, in addition to his or her executive responsibilities, also assume the separate duties described in the position description for the Corporate Secretary. In the absence of a Corporate Secretary, the Board shall appoint an acting Corporate Secretary to fill such role, which acting Corporate Secretary may be WFS's outside legal counsel, if determined by the Board. The Corporate Secretary is an essential part of the Board’s governance operations and will be a key source of advice on the duties and requirements expected of Directors and the Board. The Corporate Secretary shall report, in the capacity as Corporate Secretary, to the Board Chair who will evaluate his or her performance in this role.
Retaining of Professional Advisors
The Board Chair, Lead Director (if one is holding office) or any Committee Chair may, in his or her discretion, retain professional advisors to provide services to the Board or a committee, at the expense of WFS, for the purpose of advising the Board or a committee in the execution of its responsibilities and duties.
Financial Statements
The Board has a duty to approve the annual financial statements of WFS and to submit the financial statements of WFS, and the Independent Auditors’ report thereon, for the preceding year to the shareholders at the annual general meeting of the shareholders of WFS.
The Audit Committee has primary responsibility with respect to the review of WFS’s quarterly and annual financial statements, including the responsibility for ensuring that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of WFS.
A Director is required to forthwith notify both the Audit Committee and WFS’s Independent Auditors of any error or misstatement of which he or she became aware in the audited financial statements of WFS. The Board has a duty to cause the preparation and issuance of corrected financial statements on being informed of any material error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.
On demand from WFS’s Independent Auditors, each present and former Director of WFS has a duty to furnish to WFS’s Independent Auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of WFS or its

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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

subsidiaries that he or she is reasonably able to furnish and which WFS’s Independent Auditors consider necessary to enable them to report on the annual financial statements.
Shareholder Meetings
The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.
Director Compensation
The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective WFS Director. In establishing such compensation the HRC Committee will consider the following objectives:

•	Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures

•
Director compensation should align the interests of non-Executive Directors with those of WFS shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors

•	Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees

•	If the Board Chair is not an Independent Director and as such there is a Lead Director, then compensation should also recognize the significant workload and responsibility of the Lead Director.
Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by WFS will not receive additional compensation for serving on the Board in any capacity.
WFS will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on WFS business, pursuant to WFS's Expense Reimbursement Policy.
Directors’ Shareholdings
In an effort to better align the interests of the Director with the common shareholders of WFS, each non-employee Director is required to hold a minimum of the number of WFS shares or equity compensation grants exercisable for a number of shares that would be equivalent to three times their cash annual retainer as of the date the Director was initially elected to the Board. New directors will have a five year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or awards exercisable for such number of shares, there is no obligation to “top up” if the value of that position falls below three times the annual retainer.
Loans and Other Financial Transactions With Directors and Executive Management
WFS shall be prohibited from making any loans to any of its Directors or officers. For clarity, this prohibition is not meant to cover incidental instances where a Director or officer may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions.
WFS has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in WFS derivatives including hedging and monetization schemes involving WFS shares. Directors shall comply at all times with WFS's Anti-Hedging Policy.
Other Board Memberships
Unless approved by the Board Chair:

•	the CEO and his or her direct reports are prohibited from accepting directorships of another public company;

•	Directors will not sit on the Boards of more than four public companies;

•	three or more WFS Directors are prohibited from sitting on another public company’s board of directors together; and
The CEO and Board Chair will also not accept a position on the board of a company whose CEO is a WFS Director.
Annual Review of Charter
The NCG Committee shall annually review this Charter to ensure it is up to date, sufficient for assisting the Board in the exercise of its responsibilities, and consistent with the latest and best corporate governance practices.

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